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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
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                                   QVC, INC.
                           (NAME OF SUBJECT COMPANY)

                                   QVC, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
               SERIES B PREFERRED STOCK, PAR VALUE $.10 PER SHARE
               SERIES C PREFERRED STOCK, PAR VALUE $.10 PER SHARE

                         (TITLE OF CLASS OF SECURITIES)

                                  747262 10 3
                    (ONLY WITH RESPECT TO THE COMMON STOCK)

                     (CUSIP NUMBER OF CLASS OF SECURITIES)
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                             NEAL S. GRABELL, ESQ.
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                                   QVC, INC.
                             1365 ENTERPRISE DRIVE
                        WEST CHESTER, PENNSYLVANIA 19380
                                 (610) 430-1000

      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)
                             ---------------------

                                WITH A COPY TO:

                             PAMELA S. SEYMON, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                              51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000

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ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The name of the subject company is QVC, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 1365 Enterprise Drive, West Chester, Pennsylvania 19380. The titles of the classes of equity securities to which this Statement relates are the shares of the Company's Common Stock, par value $.01 per share (the "Common Shares"), the shares of the Company's Series B Preferred Stock, par value $.10 per share, and the shares of the Company's Series C Preferred Stock, par value $.10 per share (such shares of Preferred Stock, collectively, being the "Preferred Shares," and together with the Common Shares, the "Shares" or the "QVC Stock").

ITEM 2.  TENDER OFFER OF THE BIDDER.

     This Statement relates to the tender offer made by QVC Programming Holdings, Inc., a Delaware corporation (the "Purchaser") to be wholly owned by Comcast Corporation, a Pennsylvania corporation ("Comcast"), and Liberty Media Corporation, a Delaware corporation ("Liberty," and, together with Comcast, the "Parent Purchasers") and a wholly owned subsidiary of Tele-Communications, Inc., a Delaware corporation ("TCI"), to purchase all outstanding Shares at a price of $46 per Common Share (the "Common Share Offer Price") and $460 per Preferred Share (the "Preferred Share Offer Price"), in each case net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 11, 1994 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer"), copies of which are filed as exhibits hereto and are incorporated herein by reference. The Offer is disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") filed with the Securities and Exchange Commission (the "Commission") on August 11, 1994. The address of the principal executive offices of Comcast and the Purchaser, as reported in the Schedule 14D-1, is 1500 Market Street, Philadelphia, Pennsylvania 19107. The address of the principal executive offices of TCI, as reported in the Schedule 14D-1, is 5619 DTC Parkway, Englewood, Colorado 80111.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

     (b) Except as described herein, to the knowledge of the Company, as of the date hereof there are no material contracts, agreements, arrangements or understandings (other than in the ordinary course of business), or any potential or actual conflicts of interest between the Company or its affiliates and the Company, its executive officers, directors or affiliates or Comcast, TCI, the Purchaser or their executive officers, directors or affiliates.

     (I)  CERTAIN ARRANGEMENTS WITH COMCAST, LIBERTY AND THE PURCHASER.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 4, 1994 (the "Merger Agreement"), among the Parent Purchasers, the Purchaser (formerly named Comcast QMerger, Inc.) and the Company. The Merger Agreement provides, among other things, that upon the terms and subject to the conditions thereof, and in accordance with the provisions of the General Corporation Law of the State of Delaware (the "DGCL") and the Certificate of Incorporation and By-Laws of the Company, a wholly owned subsidiary of the Purchaser ("MergerCo") will be merged with and into the Company (the "Merger") as soon as practicable following the consummation of the Offer and the satisfaction or waiver of certain other conditions, but not prior to October 21, 1994, with each share of QVC Stock issued and outstanding immediately prior to the effective time of the Merger (other than shares of QVC Stock held in the treasury of the Company or held by any wholly owned subsidiary thereof and shares of QVC Stock held by the Purchaser and MergerCo or any of its subsidiaries, which shall be cancelled and extinguished without any conversion thereof and without any payment made with respect thereto, and other than Dissenting Shares (as defined in the Merger Agreement))being, by virtue of the Merger and without any action on the part of the holder thereof, converted into the right to receive an amount in cash, without interest, equal to the Common Share Offer Price or Preferred Share Offer Price, as the case may be (the "Merger Consideration").

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     In connection with the Offer and the Merger, and the entering into of the
Merger Agreement, the Parent Purchasers have entered into agreements relating to the voting and disposition of equity securities of the Company. In addition, Mr. Barry Diller, the Chairman of the Board and Chief Executive Officer of the Company, has entered into an agreement with Comcast relating to the Common Shares and certain stock options beneficially owned by him and certain of his affiliates and relating to his voting as a director of the Company. These agreements are summarized in Item 3(b)(iii) below.

     (II)  CONTACTS BETWEEN THE COMPANY AND THE PARENT PURCHASERS.

     On December 7, 1992, Liberty filed a Premerger Notification and Report Form with the Department of Justice (the "DOJ") and the Federal Trade Commission (the "FTC") to acquire a controlling interest in Home Shopping Network, Inc. ("HSN") and received a Request for Additional Information from the DOJ on January 6, 1993. After the parties complied with that request, the DOJ granted early termination of the second waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), on February 11, 1993. Thereafter, Liberty acquired a controlling interest in HSN, the Company's principal television-shopping competitor. Liberty also delivered a merger proposal to the Board of Directors of HSN which it subsequently withdrew. Thereafter, Liberty announced that it purchased additional shares of common stock of HSN pursuant to a cash tender offer.

     On July 12, 1993, the Company made a proposal to HSN to combine HSN and the Company in a stock-for-stock transaction. In connection with the proposed combination of HSN and the Company, the Company filed a Premerger Notification and Report Form with the DOJ and the FTC. On September 8, 1993, the FTC issued Requests for Additional Information regarding the proposed combination. On November 5, 1993, the Company announced that HSN and the Company had agreed to terminate negotiations on the proposed merger. On that day, the Company withdrew its Premerger Notification and Report Form with respect to the proposed merger with HSN, without having complied with the related Request for Additional Information.

     Following an announcement of the execution of a merger agreement by Viacom Inc. ("Viacom") and Paramount Communications, Inc., then a publicly-held Delaware corporation ("Paramount"), on September 20, 1993, the Company delivered a proposal to Paramount to combine the Company and Paramount (the "Paramount Combination") in a merger in which each share of Paramount's outstanding common stock would be converted into the right to receive $30 in cash and .893 Common Shares. The Paramount Combination was subject to the negotiation and execution of a definitive merger agreement between the Company and Paramount, the approval of the stockholders of the Company and Paramount and the receipt of all necessary regulatory and other approvals.

     On October 27, 1993, following unsuccessful efforts to negotiate with Paramount regarding the Paramount Combination, the Company (with Comcast and Liberty as co-bidders) made an $80 cash tender offer for 50.1% of the outstanding common shares of Paramount and proposed entering into a merger transaction with Paramount pursuant to which Paramount shares not tendered in the tender offer would be converted into equity securities of the Company. The tender offer and the second-step merger proposal were amended several times during the bidding process against Viacom for Paramount. In the last round of bidding, on February 1, 1994, the Company amended its cash tender offer to $104 per share and amended the consideration proposed for the subsequent merger. Pursuant to the February 1 offer, the Company offered approximately $6.4 billion in cash for approximately 61.7 million Paramount common shares (50.1% of the common stock of Paramount) with the balance of the Paramount shares to be exchanged for the Company's securities in the proposed merger. The proposed transaction would have been funded through a $3.25 billion bank loan commitment and purchases of equity securities from the Company of $1.5 billion by BellSouth Corporation ("BellSouth") and $0.5 billion each by Advance Publications, Inc. ("Advance"), Cox Enterprises, Inc. ("Cox") and Comcast. On February 15, 1994, the then current expiration date of each of the Company's and Viacom's tender offers for Paramount, Paramount notified the Company that Viacom had received tenders sufficient to satisfy the minimum condition in its tender offer and had delivered to Paramount a completion certificate, in accordance with the bidding procedures agreed to by Paramount, the Company and Viacom. In accordance with those procedures, the Company terminated its tender offer for 50.1% of the

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common stock of Paramount. The costs incurred on the tender offer, comprised principally of bank fees and legal and advisory fees, totaled $34.8 million which were expenses in the fourth quarter of 1993. The $3.25 billion bank loan commitment expired on February 15, 1994 upon the termination of the tender offer.

     In connection with the contemplated financing of the Company's proposed acquisition of Paramount, the Company and BellSouth entered into a Memorandum of Understanding, dated as of November 11, 1993 (the "Memorandum of Understanding"), pursuant to which, among other things, if the Company's efforts to acquire Paramount were terminated or abandoned, BellSouth would have an option to purchase directly from the Company, during the six-month period following such termination or abandonment, 8,627,934 Common Shares at $60 per share, for an aggregate purchase price of $517,676,040. The Company also entered into a Commitment Letter, dated November 11, 1993, with Comcast, Cox and Advance, pursuant to which, among other things, if the Company terminated or abandoned its interest in pursuing the acquisition of Paramount, then each of Cox and Advance, during the six-month period following such termination or abandonment, would be entitled to purchase 2,833,333 Common Shares at $60 per share, for an aggregate purchase price of $170,000,000.

     In connection with the proposed acquisition of Paramount, each of Liberty, Comcast, Arrow, Cox, Advance and BellSouth entered into an Agreement Among Stockholders dated as of November 11, 1993 (the "Agreement Among Stockholders"), pursuant to which each agreed to vote all shares of Company voting securities in favor of the issuance of Company securities as contemplated by the equity commitment letter and the Memorandum of Understanding and in favor of a merger with Paramount.

     In connection with the tender offer for Paramount, on October 22, 1993 the Company filed a Premerger Notification and Report Form with the DOJ and the FTC. On November 5, 1993, the FTC, pursuant to the HSR Act, issued Requests for Additional Information, relevant to the proposed purchase of Paramount shares pursuant to the Company's tender offer for Paramount to each of the Company and five directors of the Company, namely Barry Diller, John C. Malone, Peter R. Barton, Ralph J. Roberts and Brian L. Roberts. Following certain discussions between representatives of the Company, Liberty, and TCI, and the staff of the FTC, on November 11, 1993, Liberty and TCI entered into an Agreement Containing Consent Order (the "Consent Order") with the staff of the Bureau of Competition of the FTC and an Interim Agreement (the "Interim Agreement") relating thereto with the General Counsel of the FTC. Pursuant to the Interim Agreement, on November 15, 1993, the waiting period under the HSR Act was terminated.

     The Consent Order contemplated that, if the Company consummated the Paramount acquisition, Liberty and TCI would divest all of their ownership interests in the Company within eighteen months of the date the Consent Order became final. Pursuant to the Consent Order, Liberty and TCI agreed that if the Paramount acquisition were consummated they would not, until such divestiture was completed, enter into any agreements with the Company or Paramount that grant Liberty or TCI any exclusive rights to exhibit recently released theatrical motion pictures after Paramount's then current contract with Time Warner Inc. or Home Box Office, Inc. terminates.

     Pursuant to the Consent Order, if the Paramount acquisition had been consummated, for a period beginning on the date the Consent Order became final, and ending three years after such divestiture of Liberty's and TCI's interests in the Company was completed, Liberty and TCI would not have been permitted to acquire, without prior FTC approval, any equity interest in, or assets in excess of specified values of, the Company, Paramount or certain other entities. Because the Company later terminated its efforts to acquire Paramount, Liberty and TCI generally were not obligated to comply with the terms of the Consent Order.

     The Interim Agreement provided that until certain events specified therein occurred, TCI would not (a) exercise direction of or control over, directly or indirectly, the operations or management of the Company or Paramount, (b) exercise any voting rights or agreements, directly or indirectly, pursuant to Liberty's ownership in the Company or (c) participate in any change in the composition of the management of the Company or Paramount; provided, however, that Liberty and TCI could vote their ownership interests in the Company in favor of the acquisition of Paramount and the transactions providing financing by entities other than Liberty and TCI for such acquisition. Liberty and TCI also agreed that (a) the officers, directors or employees of Liberty or TCI who were then members of the boards of directors of the Company or Paramount

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would resign such membership, and (b) no officer, director, or employee of
Liberty or TCI would serve on such boards until the first to occur of the specified events described in the previous sentence. Effective November 11, 1993, Liberty's representatives on the Company's board of directors, John Malone and Peter Barton, resigned their positions.

     On November 11, 1993, Liberty and the Company entered into an agreement, acknowledged and agreed to by TCI (the "Liberty-QVC Agreement"), pursuant to which, if the Paramount acquisition had been consummated, Liberty would have had the right to require the Company to purchase up to the equivalent of all Shares held by Liberty and certain related entities that so elected, (other than shares to be sold to Comcast and Arrow pursuant to their parity right under the Stockholders Agreement and the Liberty-QVC Agreement) for $60 per Common Share equivalent in cash or immediately available funds. The Company had the option, in lieu of paying $60 per share, to require Liberty to sell the shares to a third party in a manner reasonably acceptable to each of Liberty and the Company, in which case the Company would have been obligated to reimburse Liberty in cash to the extent that Liberty received aggregate net proceeds in such sale averaging less than $60 per Common Share equivalent.

     Pursuant to the Liberty-QVC Agreement, Liberty no longer had any rights or obligations under or was otherwise subject to any of the terms of the Stockholders Agreement, except with respect to the parity rights of Comcast and an affiliate of Mr. Diller as were provided in the Liberty-QVC Agreement and the Stockholders Agreement. In connection with the Company's termination of the Paramount acquisition and withdrawal of the HSR filing with respect thereto, under the Liberty/QVC Agreement, Liberty had the right, exercisable within ninety days of the termination, to be reinstated as a party to the Stockholders Agreement, subject to and in accordance with the terms thereof as in effect on November 11, 1993 and as altered by the Agreement Among Stockholders (as defined below) and Understanding Among Stockholders (as defined below) and the Memorandum of Understanding.

     In accordance with the foregoing terms, the Company, BellSouth, Advance and Cox entered into a Stock Option Agreement, dated as of February 15, 1994 (the "Stock Option Agreement"), pursuant to which the Company granted to BellSouth, Cox and Advance the above-described options to purchase Common Shares. These options became exercisable on the date of the Company's public announcement of termination (February 15, 1994) and will terminate, if not exercised, on August 15, 1994. References in this Schedule 14D-9 to fully diluted shares assume that none of such options, which are exercisable at $60 per Common Share, are exercised.

     Additionally, under the Stock Option Agreement, BellSouth agreed that if it purchases Common Shares pursuant thereto, it will become a party to the Stockholders Agreement, dated as of July 16, 1993, among Comcast, Mr. Diller and certain of their affiliates (the "Stockholders Agreement") in accordance with the terms of the Understanding Among Stockholders, dated as of November 11, 1993 (the "Understanding Among Stockholders"), among BellSouth, Liberty, Comcast and Arrow Investments, L.P. ("Arrow"). The Stock Option Agreement further provides that, after BellSouth becomes a party to the Stockholders Agreement, so long as Comcast, Arrow or BellSouth remains an eligible stockholder thereunder, the Company will not take any action to (i) block or prevent open market purchases by such eligible stockholder of Common Shares so long as such entity's total fully diluted voting power of the Company does not exceed 35% of the fully diluted outstanding voting power of the Company or (ii) discriminate against such eligible stockholder as a stockholder or deprive BellSouth, Comcast or Arrow of full rights as a stockholder of the Company.

     Contemporaneously with the execution of the Stock Option Agreement, Comcast and Liberty entered into an Acknowledgement and Agreement dated as of February 15, 1994, pursuant to which Comcast and Liberty acknowledged and agreed to the foregoing provisions of the Stock Option Agreement and further agreed that such provisions modified and replaced the stock option provisions of the Memorandum of Understanding.

     Comcast, Liberty, BellSouth, Advance, Arrow and Cox also entered into a Letter Agreement dated as of February 15, 1994, pursuant to which the parties agreed that the Agreement Among Stockholders dated November 11, 1993 (whereby each of them had agreed, among other things, to vote all of their voting shares,

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if any, in favor of any merger with Paramount and the issuance of securities in connection therewith) was terminated except that (i) each of Comcast, Liberty and Arrow would be required to vote all of its equity voting securities of the Company in favor of the issuance of the Common Shares pursuant to the Stock Option Agreement and (ii) each of Comcast, Liberty, Arrow and BellSouth would remain bound by the provision of the Agreement Among Stockholders acknowledging the Liberty-QVC Agreement.

     Copies of the Stockholders Agreement, the Memorandum of Understanding, the Consent Order, the Interim Agreement, the Liberty-QVC Agreement, the Stock Option Agreement, the Understanding Among Stockholders and the Acknowledgement and Agreement have been previously filed as exhibits to and described in reports on Schedule 13D by Barry Diller, Comcast and/or Liberty.

     In April 1994, Mr. Diller informed Ralph J. Roberts, Chairman of the Board of Directors of Comcast, and Brian L. Roberts, President of Comcast, both of whom are directors of the Company, that the Company was exploring the possibility of a transaction with CBS Inc. ("CBS") involving a business combination of the Company and CBS (the "CBS Transaction"). In connection with this matter, Comcast retained Lazard Freres & Co. ("Lazard") to act as its financial advisor. During the period from April through early July 1994, Comcast and its advisors and the Company and its advisors met on various dates to discuss the financial terms, business prospects and other aspects of the potential CBS Transaction. The parties also discussed, at various times, the ways in which Comcast's investment in the Company could be restructured or otherwise altered in connection with the CBS Transaction, including alterations intended to enable the surviving entity to comply with the Communications Act of 1934 (the "Communications Act") and the rules and regulations thereunder and other applicable rules and regulations.

     The Company initially considered a proposed transaction in which the Company would acquire CBS and CBS would place its licensed broadcast activities and non-licensed/non-broadcast businesses in separate subsidiaries, with representatives of Comcast having representation only on the board of directors of the non-licensed/non-broadcast subsidiary. After several weeks of discussions, the Company and Comcast were unable to reach any agreement or understanding with regard to such transaction, and Comcast advised the Company it was opposed to any transaction with CBS that would not provide an opportunity for Comcast to have a significant role in the future direction of the continuing entity.

     The Company then considered other structures relating to a proposed business combination involving it and CBS, including a merger in which CBS would acquire all of the outstanding QVC Stock. On June 30, 1994, the Company and CBS announced that they were in discussions regarding a possible business combination and were close to reaching an agreement in which the Company would be merged into CBS, with the stockholders of the Company receiving a combination of voting and nonvoting securities of the combined entity (the "Proposed CBS Merger"). The Company provided its Board of Directors (including the Comcast representatives), as well as Lazard and Liberty, with various documentation and other information relating to this transaction, and Mr. Diller and the Company's advisors discussed the transaction on various dates in early July 1994 with Messrs. Ralph and Brian Roberts, as well as advisors to representatives of Comcast and Liberty. On July 8, 1994, the Company sent a package of materials, including complete drafts of the definitive documentation in connection with the Proposed CBS Merger to the Board of Directors of the Company (including the Comcast representatives), as well as to Liberty and to Comcast's financial and legal advisors, in advance of a meeting of the Board of Directors scheduled for July 13, 1994 to approve the Proposed CBS Merger.

     In connection with the Proposed CBS Merger, Liberty and Time Warner Inc. ("Time Warner"), another significant stockholder of the Company, were asked to sign agreements obligating them to vote in favor of the Proposed CBS Merger. In addition, in order to comply with the Communications Act and the rules and regulations of the Federal Communications Commission (the "FCC"), it was contemplated that Liberty would accept a proportionate amount of nonvoting securities of CBS greater than that proposed to be provided to other QVC stockholders in exchange for its QVC Stock. As part of the Proposal, the Company was to relinquish certain rights to repurchase QVC Stock held by Liberty and its affiliates and Liberty and TCI were to grant Mr. Diller a proxy with respect to the voting of their stock in the combined entity for a period of

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10 years or until such earlier time as they would be permitted to vote greater than 5% of the combined entity's securities under applicable law.

     Late in the afternoon on July 12, 1994, Messrs. Ralph and Brian Roberts delivered to Mr. Diller a letter proposing Comcast acquire all outstanding shares of QVC Stock in exchange for $37 in cash and $7 of a new class of Comcast convertible exchangeable preferred stock (the "Comcast Proposal") per share of QVC Stock (on a common equivalent basis). Among other things, the letter stated that Comcast did not believe the Proposed CBS Merger was in the best interests of the shareholders of Comcast, summarized the Comcast Proposal, indicated that financing for the transaction was readily obtainable, and requested that the Company's Board of Directors defer consideration of the Proposed CBS Merger. Comcast's letter also asked the Company's Board of Directors to form a special committee to deal with its proposal.

     Later on July 12, 1994, CBS, having been informed of the Comcast Proposal, advised the Company that it was no longer interested in pursuing the Proposed CBS Merger and the Company issued the following press release:

          QVC has received an unexpected merger proposal from Comcast Corporation. In its proposal, Comcast stated that QVC shareholders would receive $37 per share in cash and $7 per share in Comcast 7 1/2% convertible exchangeable preferred stock, convertible into Comcast common stock ("CMCSK") at $21 per share. The QVC Board of Directors will consider the Comcast proposal at the special meeting to be held tomorrow which was originally scheduled to approve the previously announced merger between QVC and CBS.

          Barry Diller, Chairman and Chief Executive Officer of QVC, Inc. said, "All the ironies aside, I said at the outset that if someone else wanted to bid for QVC, we would, of course, deal with it. And we will, with the only consideration being the best interests of the QVC shareholder."

     On July 13, 1994, the Board of Directors of the Company met to discuss the Comcast Proposal and the decision by CBS to terminate the Proposed CBS Merger. Messrs. Ralph and Brian Roberts described the terms of the Comcast Proposal to the Board of Directors and stated that, in view of the decision by CBS not to pursue the Proposed CBS Merger, they were withdrawing their request for the formation of a special committee of the Company's directors. After Messrs. Ralph and Brian Roberts left the meeting, the remaining directors met with the Company's legal and financial advisors to discuss the Comcast Proposal and the procedures to be followed to maximize stockholder value. Later that day, the Company advised Comcast that the Company's Board of Directors had authorized management to engage in further discussions regarding the Comcast Proposal and would proceed expeditiously with negotiation of definitive documentation. At the same time, the Company indicated that it did not believe the consideration offered by Comcast was sufficiently high to preempt the possibility that alternatives to the Comcast Proposal would result in greater stockholder value. The Board of Directors authorized the Company, together with its advisors, to explore and consider other available means of maximizing stockholder value. On July 13, 1994, the Company issued the following press release:

          QVC, Inc. announced that in response to yesterday's merger proposal from Comcast Corporation, the QVC Board of Directors has authorized management, together with its advisors, to negotiate with Comcast and to explore alternatives in order to maximize shareholder value.

     Over the course of the next three weeks, the Company and its financial advisors contacted a significant number of companies in the cable, programming, retail, telephone and other industries to inquire whether such companies had an interest in a transaction with the Company that would maximize stockholder value; entered into confidentiality agreements and delivered certain information to various entities that expressed an interest in exploring the possibility of a transaction involving the Company; discussed its business and prospects with companies that expressed an interest in possible transactions; and otherwise sought and considered various transactions involving a sale or merger of the Company or remaining independent. None of the discussions with third parties other than the Parent Purchasers resulted in the receipt of a proposal for a transaction alternative to the Comcast Proposal. In addition, the Company entered into negotiations with Comcast

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regarding the Comcast Proposal and on July 19, 1994, Comcast delivered to the
Company a draft of a proposed merger agreement.

     On July 21, 1994, a representative of and advisors to Liberty and Comcast met with advisors to the Company to present a revised proposal (the "Comcast/Liberty Proposal"), pursuant to which Liberty and Comcast together would acquire all of the outstanding equity securities of the Company for $44 in cash per share (on a common equivalent basis) in a tender offer followed by a merger. On July 22, 1994 Comcast delivered to the Company a revised draft of a merger agreement. From July 21, 1994 until August 3, 1994, the Company's legal and financial advisors held discussions with the Parent Purchasers' legal and financial advisors and indicated that the price proposed to be paid by the Parent Purchasers was insufficient and that, unless the Parent Purchasers offered to increase the price proposed to be paid, it was not prepared to enter into a merger agreement at $44 per share.

     On August 3, 1994, the Parent Purchasers advised the Company that they would consider a transaction involving an increase in the consideration to be paid in the Comcast/Liberty Proposal to $46 in cash per share (on a common equivalent basis), provided, among other things, that the Company would agree to certain limitations regarding solicitation and negotiation of alternative transactions not involving the Parent Purchasers and would agree to pay a break-up fee under certain circumstances, and that Mr. Diller would agree to support the revised Comcast/Liberty Proposal and to terminate the Stockholders Agreement which, among other things, provided him certain participation rights in any acquisitions of any Shares by Comcast.

     On August 4, 1994, the Company, the Parent Purchasers and the Purchaser entered into the Merger Agreement, and certain of the parties entered into certain other agreements described in Item 3(b)(iii) below.

     (III) CERTAIN AGREEMENTS RELATING TO THE COMPANY AND THE OFFER.

     The Merger Agreement.

     The following is a description of certain provisions of the Merger Agreement. Such description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as an exhibit hereto.

     The Offer. The Merger Agreement provides that the obligation of the Purchaser to consummate the Offer and to accept for payment and purchase the Shares tendered pursuant to the Offer shall be subject only to the conditions set forth in the Merger Agreement, which are described below under the caption "Conditions to the Offer." The Parent Purchasers and the Purchaser have agreed in the Merger Agreement that, without the prior written consent of the Company, the Purchaser will not make any change in the terms or conditions of the Offer that is adverse to the holders of the QVC Stock, change the form of consideration to be paid in the Offer, decrease the price per Share payable in the Offer or the number of Shares sought in the Offer, waive the Minimum Condition (as defined below under the caption "Conditions to the Offer" ) or impose conditions to the Offer in addition to those set forth in the Merger Agreement.

     Conditions to the Offer. The Merger Agreement provides that, notwithstanding any other provision of the Offer, the Purchaser shall not be required to accept for payment, purchase or pay for, any Shares tendered pursuant to the Offer and, subject to the terms of the Merger Agreement, the Purchaser may terminate the Offer if, (i) the number of Shares tendered and not properly withdrawn prior to the expiration date of the Offer (the "Expiration Date"), together with the Shares agreed to be contributed by Comcast and Liberty to the Purchaser pursuant to the letter agreement dated August 4, 1994 among Comcast, Liberty and TCI (the "Comcast-Liberty Agreement"), represents less than a majority of the Common Shares outstanding on a fully diluted basis (the "Minimum Condition"), (ii) the Purchaser shall not have obtained sufficient financing on terms satisfactory to it to purchase all of the outstanding Shares pursuant to the Offer, consummate the Merger and pay related fees and expenses,
(iii) the waiting periods applicable to the Offer, the acquisition by the Parent Purchasers of the shares of the Purchaser and the transactions contemplated by the Comcast-Liberty Agreement (described below) under the HSR Act shall not have expired or been terminated, provided that prior to December 31, 1994, the Purchaser may not terminate the Offer by reason of nonsatisfaction of the condition described in this clause (iii) and is required to extend the Offer in such event

(except that such provision will not prohibit the Purchaser from terminating the Offer by reason of nonsatisfaction of any other condition), (iv) the Purchaser shall not be satisfied that it has received all consents as are required from the FCC for consent to the transfer of control of certain FCC licenses, or (v) at any time on or after August 4, 1994 and prior to the acceptance for payment of Shares, any of the following conditions exist:

     (a) there shall be instituted or pending any action or proceeding by any government or governmental authority or agency, domestic or foreign, or by any other person, domestic or foreign, before any court or governmental authority or agency, domestic or foreign, (i) challenging or seeking to make illegal, to delay materially or otherwise directly or indirectly to restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some of or all the Shares by the Purchaser or the consummation by the Purchaser of the Merger, seeking to obtain material damages or imposing any material adverse conditions in connection therewith or otherwise directly or indirectly relating to the transactions contemplated by the Offer or the Merger,
        (ii) seeking to restrain or prohibit the exercise of full rights of ownership or operation by the Purchaser or its affiliates of all or any portion of the business or assets of the Company and its subsidiaries, taken as a whole, or of the Purchaser or any of its affiliates, or to compel the Purchaser or any of its affiliates to dispose of or hold separate all or any material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or of the Purchaser or any of its affiliates, (iii) seeking to impose limitations on the ability of the Purchaser or any of its affiliates effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by the Purchaser or any of its affiliates on all matters properly presented to the Company's stockholders, or (iv) seeking to require divestiture by the Purchaser or any of its affiliates of any Shares;

     (b) there shall be any action taken, or any statute, rule, regulation, injunction, order or decree proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer, the acceptance for payment of or payment for any Shares or the Merger, by any court, government or governmental authority or agency, domestic, foreign or supranational, other than the application of the waiting period provisions of the HSR Act to the Offer or the Merger, that, in the reasonable judgment of the Purchaser, might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (iv) or paragraph (a) above;

     (c) the Company shall have breached or failed to perform in any material respect any of its covenants or agreements under the Merger Agreement which has not been cured, or any of the representations and warranties of the Company set forth in the Merger Agreement shall not be true in any material respect when made or at any time prior to consummation of the Offer as if made at and as of such time, in each case and shall continue to be untrue; or

     (d) the Merger Agreement shall have been terminated in accordance with its terms;

which, in the reasonable judgment of the Purchaser in any such case, and regardless of the circumstances giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payment.

     The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions thereof, at the time at which the Company and the Purchaser file articles of merger with the Secretary of State of the State of Delaware and make all other filings or recordings required by the DGCL in connection with the Merger, the Purchaser will cause MergerCo to be merged with and into the Company in accordance with the DGCL. The Merger shall become effective at such time (but not prior to October 21, 1994) as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or at such later time as is specified in the Certificate of Merger (the "Effective Time"). As a result of the Merger, the separate corporate existence of MergerCo will cease and the Company will be the Surviving Corporation (as defined in the Merger Agreement).

     At the Effective Time, (i) each issued and outstanding Share held in the treasury of the Company or held by any wholly owned subsidiary thereof, or owned by the Purchaser and MergerCo or any of its subsidiaries shall be canceled, and no payment shall be made with respect thereto; (ii) each Share outstanding immediately prior to the Effective Time shall, other than as provided in (i) above and other than any Dissenting Shares, be converted into the right to receive the Merger Consideration; (iii) each share of common stock of MergerCo outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation; and (iv) each outstanding QVC Stock Option (as defined in the Merger Agreement), whether or not exercisable, shall be canceled and the holder thereof shall be entitled to receive, and shall receive, cash in an amount equal to the difference between $46 and the per share exercise price thereof, multiplied by the number of shares issuable pursuant to such option, provided, that if such QVC Stock Option was not issued pursuant to an employee benefit plan meeting the requirements described in Rule 16b-3 of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and is held by a person subject to the short swing profit recovery provisions of Section 16(b) of the Exchange Act, such QVC Stock Option will not be canceled at the Effective Time and will remain an obligation of the Surviving Corporation and will remain enforceable in accordance with the terms thereof.

     The Merger Agreement provides that the Dissenting Shares will not be converted into or represent the right to receive the Merger Consideration. Holders of such shares will be entitled to receive payment of the appraised value of such shares of QVC Stock held by them in accordance with the provisions of the DGCL, except that all Dissenting Shares held by stockholders who fail to perfect or who effectively withdraw, forfeit or lose their rights to appraisal of such shares of QVC Stock under the DGCL will thereupon be deemed to have been converted into and to have become exchangeable, as of the Effective Time, for the right to receive, without any interest thereon, the Merger Consideration, upon surrender of the certificate or certificates that formerly evidenced such shares of QVC Stock.

     The Merger Agreement provides that, at the Effective Time, the certificate of incorporation of MergerCo will be the certificate of incorporation of the Surviving Corporation, except that the name of the Surviving Corporation will be "QVC, Inc." and except for certain changes that may be necessary or appropriate for the Merger and the transactions contemplated by the Merger Agreement to qualify as a reclassification under the DGCL.

     Agreements of the Purchaser and the Company. The Merger Agreement provides that effective upon acceptance for payment of any Shares by Purchaser, the Purchaser shall be entitled to designate the number of directors, rounded up to the next whole number, on the Company's Board of Directors that equals the product of (i) the total number of directors on the Board of Directors of the Company (giving effect to the election of any additional directors described in this paragraph) and (ii) the percentage that the number of Shares owned by the Purchaser, the Parent Purchasers or any of their respective wholly owned subsidiaries (including Shares accepted for payment) bears to the total number of Shares outstanding, and the Company has agreed to take all action necessary to cause the Purchaser's designees (the "Purchaser Designees") to be elected or appointed to the Board of Directors of the Company, including, without limitation, increasing the number of directors or seeking and accepting resignations of its incumbent directors. At such times, QVC will use its best efforts to cause individuals designated by Purchaser to constitute the same percentage as such individuals represent on the Board of (x) each committee of the Board (other than any committee of the Board established to take action under this Agreement), (y) each board of directors of each QVC subsidiary and
(z) each committee of each such board (in each case rounded up to the next whole number). Notwithstanding the foregoing, until such time as the Purchaser acquires a majority of the outstanding Common Shares on a fully-diluted basis, the Company will use its reasonable best efforts to ensure that all of the members of the Board of Directors and such boards and committees of the Company and each of the Company's subsidiaries as of August 4, 1994 who are not employees of the Company remain members of the Board of Directors of the Company and such boards and committees until the Effective Time. Following the election or appointment of the Purchaser Designees and prior to the Effective Time, any amendment or termination of the Merger Agreement (see "Amendment" and "Termination"), or grant of extension or waiver by the Company will require the concurrence of a majority of the Company's directors then in office who were directors on

August 4, 1994, or are directors (other than the Purchaser Designees) designated by such persons to fill any vacancy.

     The Purchaser has advised the Company that it currently intends to designate one or more of the executive officers of Comcast and TCI (but with respect to any executive officers of TCI, any such designation shall only be until the Merger is consummated) listed in Schedule II and the person listed in
Schedule III to the Offer to Purchase to serve as directors of the Company. The Purchaser has advised the Company that all of such persons have consented to act as directors of the Company. Certain information with respect to such individuals is contained in Schedules II and III to the Offer to Purchase. For certain additional information regarding the Company and the persons listed above, see Annex B hereto which is incorporated herein by reference. The foregoing information contained in Annex B being mailed to stockholders herewith is being provided in accordance with the requirements of Section 14(f) of the Exchange Act and Rule 14f-1 thereunder.

     Pursuant to the Merger Agreement, if required by applicable law to consummate the Merger, the Company will cause a meeting of its stockholders (the "Company Stockholder Meeting") to be duly called and held as soon as practicable after consummation of the Offer for the purpose of voting on the adoption of the Merger Agreement and approval of the Merger. The Merger Agreement provides that the Company will, as promptly as practicable after consummation of the Offer, prepare and file (if necessary) with the Commission under the Exchange Act a proxy statement relating to the Company Stockholder Meeting (the "Proxy Statement"). The Company has agreed, subject to the fiduciary duties of its Board of Directors on the basis of advice of independent counsel, to use its best efforts to obtain the necessary approvals by its stockholders of the Merger Agreement and the Merger. The Purchaser and the Parent Purchasers have agreed to vote all Shares acquired in the Offer, or heretofore owned, in favor of the Merger. Notwithstanding anything in the foregoing to the contrary, in the event the Purchaser, the Parent Purchasers, MergerCo and/or any direct or indirect subsidiary thereof, acquire at least 90% of the outstanding shares of each class of capital stock of the Company, the Parent Purchasers and the Company have agreed to take all necessary and appropriate action to cause the Merger to become effective as promptly as practicable after the expiration of the Offer and the satisfaction or waiver of the conditions set forth under "Conditions to the Offer," without a meeting of the Company's Stockholders, in accordance with
Section 253 of the DGCL.

     Certain Covenants of the Company, the Parent Purchasers and the Purchaser. The Company has agreed that, prior to the Effective Time unless the Purchaser consents, which consent shall not be unreasonably withheld, the Company will not amend or otherwise change its certificate of incorporation or bylaws; in addition, the Company has agreed that, prior to the Effective Time, unless the Purchaser consents, which consent shall not be unreasonably withheld, each of the Company and its respective subsidiaries (each, a "Subsidiary") will not (a) conduct its business in any manner other than in the ordinary course of business consistent with past practice; (b) issue, grant, sell, pledge, redeem or acquire for value (i) any of its securities, including options thereon (other than the issuance of equity securities upon the conversion of outstanding convertible securities or in connection with a dividend reinvestment plan or by an employee benefit plan of the Company or the exercise of options or warrants outstanding as of the date of the Merger Agreement) or (ii) any material assets, except for sales of assets in the ordinary course of business; (c) declare, set aside, make or pay any dividend or other distribution with respect to any of its capital stock, except dividends declared and paid by a subsidiary of the Company only to the Company, or subdivide, reclassify, recapitalize, split, combine or exchange any of its shares of capital stock (other than in connection with the exercise of currently outstanding options or warrants); (d) incur any material amount of indebtedness for borrowed money or make any loans or advances, except borrowings under existing bank lines of credit in the ordinary course of business; (e) increase the compensation payable or to become payable to its executive officers or employees, except for increases in the ordinary course of business in accordance with past practices, or grant any severance or termination pay to, or enter into any employment or severance agreement with any director or executive officer of it or any of its subsidiaries, or establish, adopt, enter into or amend in any material respect or take action to accelerate rights or benefits under any collective bargaining agreement or any employee benefit plan, agreement or policy; (f) take any action, other than reasonable and usual actions in the ordinary course of business and consistent with past practice, with respect to accounting policies or procedures (including tax accounting policies and procedures); (g) acquire by merger or consolidation, or by purchase of assets, or by any other manner, any material business; (h) mortgage or otherwise encumber or subject to any lien any of its properties or assets that are material to the Company and its subsidiaries taken as a whole, except for liens in connection with indebtedness incurred in connection with the Merger as permitted by clause (d) above; or (i) authorize any of, or commit or agree to take any of, the foregoing actions.

     Pursuant to the Merger Agreement, the Company has agreed that it will not, and will not permit any of its subsidiaries, or its or its subsidiaries' officers, directors, employees, agents or representatives (including, without limitation, any investment banker, attorney or accountant retained by it) to, initiate, solicit or encourage, directly or indirectly, any inquiries or the making of any proposal with respect to an Alternative Transaction (as defined below), engage in any discussions or negotiations concerning, or provide to any other person any information or data relating to the Company or its subsidiaries for the purposes of, or otherwise cooperate in any way with or assist or participate in, facilitate or encourage, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, a proposal to seek or effect an Alternative Transaction, or agree to or endorse any Alternative Transaction; provided that the Company or its Board of Directors will not be prohibited from (i) taking and disclosing to its stockholders a position contemplated by Rule 14e-2 under the Exchange Act or (ii) making any disclosure to its stockholders that, in the judgment of its Board of Directors in accordance with, and based upon the advice of, outside counsel, is required under applicable law; and provided further that (x) the Board of Directors of the Company on behalf of the Company may upon the unsolicited request of a third party furnish information or data (including, without limitation, confidential information or data) relating to the Company for the purposes of an Alternative Transaction and participate in negotiations with a person making an unsolicited proposal regarding an Alternative Transaction and (y) following receipt of a proposal for an Alternative Transaction, the Board of Directors of the Company may withdraw or modify its recommendation relating to the Offer or the Merger to the extent that it determines in good faith in accordance with, and based upon the advice of, outside counsel that such action is necessary or appropriate in order for the Board of Directors of the Company to act in a manner that is consistent with its fiduciary obligations under applicable law. The Company has agreed to promptly advise the Purchaser of, and communicate the terms of, any proposal it may receive, or any inquiries it receives which may reasonably be expected to lead to a proposal, and the identity of the person making it; prior to taking any such action, if the Company intends to participate in any such discussion or negotiation or provide any such information to any such third party, it shall give reasonable notice to the Purchaser and shall consult, and thereafter shall continue to consult, with the Purchaser. If the Company is required by this provision to give notice of a request, Alternative Transaction proposal or inquiry, it shall keep the Purchaser reasonably informed of the status and details of any such request, Alternative Transaction, inquiry or proposal (or any amendment to any proposal). "Alternative Transaction" means a transaction or series of related transactions (other than the Transactions) resulting in (a) any change of control of the Company, (b) any merger or consolidation of the Company in which another person acquires 25% or more of the aggregate voting power of all voting securities of the Company or the surviving corporation, as the case may be, (c) any tender offer or exchange offer for, or any acquisitions of, any securities of the Company which, if consummated, would result in another person owning 25% or more of the aggregate voting power of all voting securities of the Company or (d) any sale or other disposition of assets of the Company or any of its subsidiaries if the Fair Market Value of such assets exceeds 25% of the aggregate Fair Market Value of the assets of the Company and its subsidiaries taken as a whole before giving effect to such sale or other disposition. "Fair Market Value" of any assets or securities means the fair market value of such assets or securities, as determined by the Board of Directors of the Company in good faith.

     The Parent Purchasers, the Purchaser and the Company have each agreed that from and after the Effective Time, the Surviving Corporation will indemnify, defend and hold harmless the present and former officers and directors of the Company (collectively, the "Indemnified Parties") against all losses, expenses, claims, damages, liabilities or amounts that are paid in settlement of, with the approval of the Surviving Corporation (which approval shall not unreasonably be withheld), or otherwise in connection with any claim, action, suit, proceeding or investigation based in whole or in part on the fact that such person is or was a director or officer of the Company and arising out of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by the Merger Agreement), in each case to the full extent permitted under the DGCL (and shall pay any expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the fullest extent permitted under the DGCL), upon receipt from the Indemnified Party to whom expenses are advanced of any undertaking to repay such advances required under the DGCL. In addition, for three years after the Effective Time, the Surviving Corporation will provide officers' and directors' liability insurance in respect of facts or events occurring prior to the Effective Time covering each such person currently covered by the Company's officers' and directors' liability insurance policy of at least the same coverage and amount on terms and conditions no less advantageous than those of such policy in effect on the date of the Merger Agreement. The Surviving Corporation will not be obligated to pay premiums in excess of 200% of the amount per annum that the Company currently pays for such insurance.

     For a period of two years after the Effective Time, the Purchaser and the Parent Purchasers will cause the Surviving Corporation to maintain employee compensation and benefit plans programs and policies and fringe benefits (including post-employment welfare benefits) that, in the aggregate, are no less favorable than those provided to employees of the Company and its subsidiaries, as applicable, as in effect on the date of the Merger Agreement, and will cause the Surviving Corporation to provide severence pay and benefits no less favorable than those provided by the Company. Immediately prior to consummation of the Offer, the Purchaser has agreed to establish with a trustee satisfactory to the Company and the Purchaser, a "Rabbi" trust, in a form reasonably acceptable to the Company and shall deposit in such trust cash in an amount sufficient to satisfy all obligations under QVC Stock Options. Comcast and Liberty have agreed to cause the Purchaser and the Surviving Corporation to perform their respective obligations under the Merger Agreement and to be jointly and severally liable for any breach of any representation, warranty, covenant or agreement of the Purchaser and for any breach of the covenant described in this sentence.

     Representations and Warranties. The Merger Agreement contains customary representations and warranties of the parties thereto, including representations by the Company as to the absence of certain changes or events concerning its business, compliance with law, employee benefit plans, taxes and other matters.

     Conditions to Certain Obligations. The obligations of the Company, the Parent Purchasers and the Purchaser to consummate the Merger are subject to the satisfaction of the following conditions: (i) if required by the DGCL, the Merger Agreement and the Merger shall have been approved and adopted by the requisite vote of the stockholders of the Company; (ii) no governmental entity or federal or state court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which materially restricts, prevents or prohibits consummation of the Merger or any transaction contemplated by the Merger Agreement, provided, however, that the parties will use their reasonable efforts to cause any such decree, judgement, injunction or other order to be vacated or lifted, (iii) other than the filing of merger documents in accordance with the DGCL, all authorizations, consents, waivers, orders or approvals required to be obtained, and all filings, notices or declarations required to be made prior to the consummation of the Merger and the transactions contemplated by the Merger Agreement shall have been obtained and made, except for such authorizations, consents, waivers, orders, approvals, filings, notices or declarations the failure to obtain or make which would not have a material adverse effect, at or after the Effective Time, on the business, results of operations or financial condition (as existing immediately prior to the consummation of the Merger) of the Company and its subsidiaries, taken as a whole; and (iv) the Purchaser shall have purchased Shares pursuant to the Offer.

     Termination. The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the Merger Agreement by the stockholders of the Company, (i) by mutual consent of the Company and the Purchaser; (ii) prior to the purchase of Shares pursuant to the Offer, (A) by either the Company or the Purchaser upon termination of the Offer by reason of the non-occurence of a condition described under "Conditions to the Offer," (B) by the Purchaser if the Company shall breach any covenant or agreement on its part or if any representation or warranty of the Company shall have become untrue, in either case such that such breach or untruth is incapable of being cured by February 28, 1995, or (C) by the Company upon a breach of any representation, warranty, agreement or covenant on the part of the Purchaser or the Parent Purchasers which (other than the covenant relating to the establishment of a "Rabbi" trust described above) has not been cured (and cannot reasonably be expected to be cured before February 28, 1995) and will prevent or delay consummation of the Merger by or beyond February 28, 1995; or (iii) by either the Company or the Purchaser if (A) the Merger or the Offer has not been consummated before February 28, 1995, unless, in the case of termination by the Purchaser, the Purchaser shall not have purchased Shares pursuant to the Offer by reason of any failure of the Purchaser or the Parent Purchasers to fulfill its obligations under the Merger Agreement, (B) if any permanent injunction or action by any governmental entity preventing the consummation of the Merger shall have become final and nonappealable, or (C) the Board of Directors of the Company shall withdraw, modify or change its recommendation so that it is not in favor of the Merger Agreement, the Offer or the Merger or shall have resolved to do any of the foregoing or the Board of Directors of the Company shall have recommended or resolved to recommend to its stockholders an Alternative Transaction, provided, that in the case of any such termination by the Company or the Purchaser pursuant to the provisions described in this clause (C), with such termination it pays to the Purchaser an amount of $55,000,000, which amount is inclusive of all expenses of the Purchaser and the Parent Purchasers.

     Fees and Expenses. The Merger Agreement provides that the Company, the Parent Purchasers and the Purchaser shall each bear all expenses incurred by it in connection with the Merger Agreement and the transactions contemplated thereby except that all costs and expenses relating to printing and mailing the Proxy Statement will be borne equally by the Company and the Purchaser.

     Amendment and Waivers. Any provision of the Merger Agreement may be amended or waived prior to the Effective Time if, and only if, such amendment or waiver is in writing and signed, (i) in the case of an amendment, by the Company, the Parent Purchasers and the Purchaser or (ii) in the case of a waiver, by the party or parties to be bound thereby. After the adoption of the Merger Agreement by the stockholders of the Company, no amendment, which under applicable law may not be made without the approval of the stockholders of the Company, may be made without such approval.

     The Stockholder Letter Agreement.

     The following is a description of certain provisions of the Stockholder Letter Agreement (as defined below). Such description does not purport to be complete and is qualified in its entirety by reference to the Stockholder Letter Agreement, a copy of which is filed as an exhibit hereto.

     In connection with the Offer and the Merger, Comcast, Mr. Diller and Arrow entered into a letter agreement, dated as of August 4, 1994 (the "Stockholder Letter Agreement"), pursuant to which Mr. Diller agreed to vote, as a director of the Company, in favor of the Merger Agreement and the transactions contemplated thereby, provided that there is not then a bona fide transaction proposed to the Company or its stockholders which would result in consideration to the Company's stockholders greater than $46 per share (or such higher price then offered by Comcast and Liberty if they increase the $46 price provided in the Merger Agreement) and further subject to Mr. Diller's fiduciary obligations as a member of the Board of Directors.

     The Stockholder Letter Agreement further provides that, until the earlier of consummation of the Merger or termination of the Merger Agreement, Mr. Diller and certain of his affiliates (the "Arrow Group") will not (i) sell, transfer, pledge, assign or otherwise dispose of, or agree to sell, transfer, pledge, assign or otherwise dispose of, any equity securities of the Company or certain options therefor (the "Options," and together with such equity securities, the "QVC Securities") held by such parties except to tender Shares pursuant to the Offer (provided that the Arrow Group may dispose of such securities to the Company in order to effect a cashless exercise of options); (ii) deposit any QVC Securities owned by them into a voting trust or grant a proxy or enter into a voting agreement with respect to such QVC Securities; (iii) agree with any third party to exercise any voting rights with respect to such QVC Securities, except as described in the following two sentences; or (iv) seek or solicit any of the foregoing, other than as permitted (as a director of the Company) under the Merger Agreement. The Arrow Group also agreed to tender, upon the request of Comcast, pursuant to and in accordance with the terms of the Offer, all Common Shares owned by it. Upon the request of Comcast, Mr. Diller will exercise all of the then exercisable Options provided that arrangements satisfactory to Mr. Diller for the financing of the exercise and the purchase of the Shares by Comcast have been made.

     Pursuant to the Stockholder Letter Agreement, unless each Common Share owned by the Arrow Group has been tendered pursuant to the Offer, the Arrow Group will cause each Share that it then owns or has power to vote to be voted
(i) at the Company stockholder meeting to approve the Merger, for the approval and adoption of the Merger Agreement and the Merger and (ii) against any recapitalization, merger, business combination, or similar transaction involving the Company unless Comcast or Liberty consents.

     As provided in the Stockholder Letter Agreement, the provisions of the preceding two paragraphs will not apply (i) upon the first to occur of (A) the last day on which to tender into a tender or exchange offer which would result in consideration to stockholders of the Company greater than $46 per share (or such higher price then offered by Comcast and Liberty if they increase the $46 price provided in the Merger Agreement) (a "Superior Offer") (subject to the subsequent condition that such Superior Offer is consummated) and (B) the fifth business day after any person or entity has made a Superior Offer which has not been matched by Comcast and Liberty (subject to the subsequent condition that such Superior Offer is consummated) or (ii) to the extent it could result in any violation of or liability under the federal securities laws.

     Pursuant to the Stockholder Letter Agreement, until the earlier of consummation of the Merger or termination of the Merger Agreement, neither Mr. Diller nor Arrow will, directly or indirectly, initiate, solicit or encourage any person concerning the making of any proposal with respect to an Alternative Transaction, other than as permitted (as a director of the Company) under the Merger Agreement.

     Pursuant to the Stockholder Letter Agreement, Comcast agreed to cause the Company and the Surviving Corporation to fulfill and completely discharge all obligations under the Options. Comcast also agreed that, upon consummation of the Offer, unless otherwise agreed to by Mr. Diller, Mr. Diller's employment under his current equity compensation agreement with the Company will continue until at least December 12, 1994 and they agreed that Mr. Diller may perform his services to the Company as provided by such compensation agreement on a non-exclusive basis and without minimum time requirements but that he will be reasonably available to facilitate the transition, and that the Company will continue to pay all expenses incurred by Mr. Diller at least through December 12, 1994 on a basis consistent with past practice. In addition, each of Comcast and Mr. Diller agreed that, upon termination of Mr. Diller's employment, Comcast will cause the Company to execute for the benefit of Mr. Diller and the entities included in the Arrow Group, and, provided that Mr. Diller has been paid all amounts due in respect of the Options and his employment (including payment of Mr. Diller's expenses), Mr. Diller will execute for the benefit of the Company, general releases in a form mutually agreed to by the parties.

     Pursuant to the Stockholder Letter Agreement, the parties thereto agreed to terminate, subject to the absence or waiver of any inconsistent agreements, the Stockholders Agreement without any further obligation thereunder and to release each other from any claim of whatever nature arising out of or under the Stockholders Agreement; provided, however, that if the Merger Agreement is terminated, the Stockholders Agreement and such claims will be restored, and such termination will be of no effect, effective as of August 4, 1994.

     The Stockholder Letter Agreement will terminate automatically and simultaneously with the Merger Agreement in accordance with its terms, except for the agreements described in the preceding graph which will survive any such termination if Comcast, together with any other party, acquires control of a majority of the outstanding voting stock or a majority of the Board of Directors of the Company.

     The Comcast-Liberty Agreement.

     The following is a description of certain provisions of the Comcast-Liberty Agreement, as described in the Schedule 14D-1. Such description does not purport to be complete and is qualified in its entirety by reference to the Comcast-Liberty Agreement, a copy of which is filed as an exhibit hereto.

     Pursuant to the Comcast-Liberty Agreement, the Parent Purchasers amended their offer from $44 per Common Share and $440 per Preferred Share to $46 per Common Share and $460 per Preferred Share. In connection with the Comcast/Liberty Proposal, the Parent Purchasers agreed to contribute to the Purchaser their respective holdings in QVC Stock. Comcast also agreed to contribute to the Purchaser an amount of cash approximately equal to (i) $267 million plus (ii) the amount necessary to exercise all warrants to acquire

Common Shares that it agreed to simultaneously contribute to the Purchaser. Liberty agreed to contribute approximately $20 million in cash to the Purchaser. Following the Merger, Comcast and Liberty will own approximately 57.4% and 42.6%, respectively, of the Purchaser. In addition, the Parent Purchasers agreed to work together to arrange debt financing for the remaining cost of the acquisition and to cause the Company to waive any remaining rights it may have pursuant to certain Company repurchase rights under certain affiliation agreements. The Parent Purchasers also agreed to vote all of their respective Common Shares in favor of the Merger.

     Pursuant to the Comcast-Liberty Agreement, the Management Committee of the Surviving Corporation will be comprised of three representatives appointed by Comcast who shall be reasonably acceptable to Liberty and two representatives appointed by Liberty who shall be reasonably acceptable to Comcast. The day-to-day operations of the Surviving Corporation will be managed by Comcast. However, neither the Surviving Corporation nor the Company will, subject to certain exceptions, engage in certain transactions or take certain actions unless approved in advance by Liberty, including: (i) any action which would result in the Surviving Corporation, conducting, participating in or making certain investments in a business other than its principal businesses; (ii) transactions not in the ordinary course of business; (iii) the disposition, by the Surviving Corporation not in its ordinary course of business, of a material amount of its assets; (iv) the merger or consolidation or the dissolution or liquidation of the Surviving Corporation or the Company; (v) amendments to the Surviving Corporation's Certificate of Incorporation or By-Laws; (vi) the issuance or purchase of any shares of the capital stock or other equity securities of the Surviving Corporation or the Company; (vii) the amendment or modification of any outstanding options, warrants or rights to acquire shares of capital stock or other securities of the Surviving Corporation; (viii) the filing by the Surviving Corporation of a petition under the Bankruptcy Act or any other insolvency law, or the admission in writing of its bankruptcy, insolvency or general inability to pay its debts; (ix) the commencement or settlement of litigation or arbitration which is material to the Surviving Corporation other than in the ordinary course of business; (x) entering into by the Surviving Corporation of material contracts not connected with carrying on its principal business; and (xi) certain transactions between the Surviving Corporation and Comcast. Upon consummation of the Merger, Comcast and TCI have agreed to cooperate in good faith to cause the Surviving Corporation and HSN to pursue jointly business opportunities outside the United States and Canada. Following consummation of the Merger, neither Comcast nor Liberty (nor the directors, officers, members of the Management Committee, employees or agents of the Surviving Corporation or any subsidiary who are also directors, officers, employees or agents of either Comcast or Liberty) will be obligated to present any corporate opportunity to the Surviving Corporation or its subsidiaries.

     Following the Merger, each of Comcast and Liberty will have the right to three demand registrations to have their shares of the Surviving Corporation registered under the Securities Act of 1933. Such demand registration rights will be subject to the right of first refusal of the other party, at a price to be determined by three investment bankers based upon a projected initial secondary public offering price of the Surviving Corporation's common stock. Any other transfers will be subject to the other party's right of first refusal except that a change in control of Liberty, Comcast or certain affiliates thereof will not trigger such rights of first refusal.

     Unless Liberty, through the exercise of its demand registration rights, shall have been the party which first caused the Surviving Corporation's common stock to be registered under the Exchange Act, then Liberty may at any time during the 60-day period following the fifth anniversary of the Merger (or if not previously exercised, at any time during the 60-day period following each of the sixth, seventh, eighth, and ninth anniversary of the Merger) exercise its exit rights as described below.

     Liberty may exercise its exit rights by delivering written notice to Comcast, whereupon Liberty and Comcast will seek to agree upon the fair market value of the Surviving Corporation on a going concern or a liquidation basis, whichever is higher. If they are unable to agree upon a fair market value, then each of Liberty and Comcast will appoint an independent appraiser to determine such value. If the amount of the higher of the two is greater than 110% of the lower, then a third independent appraiser designated by the first two appraisers will be retained and deliver its appraisal. The final appraisal will be the average of the closest two appraisals.

     Comcast will have the right to purchase all of the common stock of the Surviving Corporation held by Liberty at a price equal to the fraction of the fair market value of the Surviving Corporation represented by such common stock as a percentage of the fully diluted common stock of the Surviving Corporation. Comcast may pay Liberty for such shares in cash, a Comcast promissory note maturing not more than three years after issuance, or Comcast equity securities.

     If Comcast fails to purchase the shares of the Surviving Corporation held by Liberty by the time agreed, then Liberty will have the right to purchase the shares of the Surviving Corporation held by Comcast on the same terms on which Liberty's shares of the Surviving Corporation were offered to Comcast.

     If Liberty fails to purchase the shares of the Surviving Corporation held by Comcast by the time agreed, then Liberty and Comcast will use their best efforts to sell the Surviving Corporation in a sale in which Liberty, Comcast or any of their respective affiliates may be purchasers.

     Liberty and Comcast will use all reasonable efforts to consummate any purchase and sale in the most tax efficient method available.

     (IV) ARRANGEMENTS BETWEEN THE COMPANY AND CERTAIN OF ITS DIRECTORS, EXECUTIVE OFFICERS OR AFFILIATES.

     Certain contracts, agreements, arrangements and understandings between the Company or its affiliates and certain of its directors, executive officers or affiliates are described at pages 6 through 11 and pages 20 through 24 of the Company's Proxy Statement dated May 31, 1994 relating to its 1994 Annual Meeting of Stockholders (the "1994 Proxy Statement") and in Annex B. A copy of the 1994 Proxy Statement is attached as an exhibit hereto and the portions thereof referred to herein are incorporated herein by reference. Annex B is attached hereto and incorporated herein by reference. See "The Merger Agreement -- The Merger" under Item 3(b)(iii) above for a description of the treatment of employee stock options in the Merger.

     In July 1994 the Company paid Comcast approximately $2.1 million in connection with Comcast beginning to carry certain of the Company's programming to certain of its cable television subscribers.

     In April 1994, Comcast exercised warrants to purchase 310,000 Common Shares for $10.00 per share.

     From prior to February 1992 to the present, Comcast, TCI and Liberty have distributed the Company's television programming to their cable television systems subscribers under the provisions of affiliation agreements with the Company. Pursuant to the affiliation agreements, the Company has paid Comcast, TCI and Liberty commissions of 5% of net sales by the Company to residents of the areas served by such entity's cable television systems. Such payments have been in the approximate amounts of $3.2 million and $10.8 million to Comcast (and its affiliates) and TCI and Liberty (and their affiliates), respectively, in the Company's fiscal year ended January 31, 1993; $3.5 million and $12.4 million to Comcast (and its affiliates) and TCI and Liberty (and their affiliates), respectively, in the fiscal year ended January 31, 1994; and $1.3 million and $5.0 million to Comcast (and its affiliates) and TCI and Liberty (and their affiliates), respectively, in the period from February 1, 1994 through July 31, 1994.

     In July 1993, the Company and Liberty entered into a letter agreement regarding the distribution of the Company's television programming to cable television system subscribers of Liberty and its affiliates. The letter agreement provided for the distribution of the Company's primary programming to 701,000 cable television subscribers and for the distribution of certain of the Company's secondary programming to 10,000,000 cable television subscribers. In the event the cable television distribution is not provided to the number of subscribers or during the term provided, the Company has the right to redeem from Liberty up to 571,480 Common Shares based on the amount of distribution provided. See "The Comcast-Liberty Agreement" under Item 3(b)(iii) for a description of the treatment of certain Company repurchase rights.

     Brian Roberts, the President and a director of Comcast, has served as a director of the Company since October 1987 and Ralph Roberts, the Chairman of the Board of Comcast, has served as a director of the Company since June 1991. Peter Barton, executive vice president of TCI, served as a director of the Company from December 1989 to November 1993 and John Malone, the President and a director of TCI, served as a director of the Company from June 1991 to November 1993.

     On December 23, 1992, the Company extended an offer to all of the holders (the "Warrantholders") of warrants (the "Warrants") to purchase Common Shares to convert any or all of the Company's 9,479,913 outstanding Warrants into Shares. Pursuant to the terms of such offer, the Company offered, at the Warrantholder's election, (i) to issue to the Warrantholder, in exchange for the Warrantholder's Warrants, Common Shares with an aggregate value (each share being valued at $37.75 per share, representing a market based average stock price at such time (the "Conversion Price")) equal to the difference between the Conversion Price and the price at which the Warrants were exercisable (the "Exercise Price"), multiplied by the number of Common Shares into which the Warrants were exercisable, or (ii) if the Warrantholder elected to exercise its Warrants by making payment of the Exercise Price in cash and delivery of the Warrant certificate, to issue the number of Common Shares into which such Warrants were exercisable and to repurchase from the Warrantholder, at the Conversion Price, all of the Common Shares that could be purchased using only (and all of) the proceeds of the payment by the Warrantholder of the Exercise Price. In connection with an election described in (ii) above, the Company also offered to accept payment of the Exercise Price in Common Shares valued at the Conversion Price. As a result of acceptance of such offer by Liberty and its affiliates, the Company issued 2,467,349 Common Shares to Liberty and its affiliates upon the exercise or exchange of Warrants to purchase 3,890,274 Common Shares.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (A) RECOMMENDATION.

     At a meeting held on August 4, 1994, the Board of Directors of the Company, other than Messrs. Ralph and Brian Roberts, who did not participate in the Board of Directors' deliberations and decisions in connection with the Comcast/Liberty Offer, by a unanimous vote of such directors, approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and determined that the transactions contemplated by the Merger Agreement (the "Transactions"), including the Offer and the Merger, are fair to, and in the best interests of, the Company and its stockholders (other than Comcast, Liberty and their affiliates).

     THE BOARD OF DIRECTORS OF THE COMPANY (OTHER THAN THOSE DIRECTORS WHO ARE REPRESENTATIVES OF COMCAST WHO EXPRESS NO OPINION AS TO THE FOLLOWING MATTERS) RECOMMENDS THAT STOCKHOLDERS APPROVE AND ADOPT THE MERGER AGREEMENT AND THE TRANSACTIONS AND THAT THE STOCKHOLDERS ACCEPT THE OFFER AND TENDER ALL OF THEIR SHARES PURSUANT TO THE OFFER.

     Copies of a letter to stockholders communicating the Board's determination and recommendation and of a press release relating thereto are filed as exhibits hereto and are incorporated herein by reference.

     (B) REASONS FOR THE BOARD'S RECOMMENDATION; FAIRNESS OF THE OFFER AND THE MERGER.

     Reasons for Recommendation.

     See Item 3(b) for a description of certain events preceding the Board of Directors' consideration of the Offer and the Merger.

     Prior to reaching its conclusions, the Board received presentations from, and reviewed the Offer and the Merger with, management of the Company as well as the Company's financial advisor, Allen & Company Incorporated ("Allen"). In reaching its conclusions, the Board considered a number of factors, including, but not limited to, the following:

     (i) The Board's belief, based on its familiarity with the Company's business, its current financial condition and results of operations and its future prospects, and the current and anticipated developments in the Company's industry, that the consideration to be received by the Company's stockholders (other than Comcast, Liberty and their affiliates) in the Offer and Merger fairly reflects the Company's intrinsic value.

     (ii) The oral and written presentations made by the Company's management and Allen to the Board of Directors at the meeting held on August 4, 1994 as to various financial and other considerations deemed relevant to the Board's evaluation of the Offer and the Merger, including a review of (A) trends in the cable programming and electronic retailing industries, (B) the business prospects and financial condition of the Company, (C) historical business information and financial results of the Company, (D) nonpublic financial and operating results of the Company, (E) financial projections and the 1994 budget prepared by the Company's management, (F) information obtained from meetings with senior management of the Company, (G) the trading range of the Common Shares,
        (H) public financial information of comparable companies in the cable programming and specialty retailing industries, (I) public financial and transaction information related to comparable mergers and acquisitions, and (J) the terms and conditions of the Merger Agreement and related documents.

     (iii) The opinion of Allen that the consideration to be received by the Company's stockholders pursuant to the Merger Agreement, is fair to such stockholders (other than Comcast and Liberty) from a financial point of view. A copy of the written opinion of Allen to that effect, which sets forth the matters considered, assumptions made and limits of its review, is attached as Annex A hereto and is incorporated herein by reference. Stockholders are urged to read the opinion carefully. In the course of arriving at its opinion and presenting it to the Board of Directors, Allen analyzed the terms of the Offer and Merger, the Company's historical results, present condition and prospects, the trading history of the Common Shares related to selected public announcements regarding the Company, the trading history of the Common Shares compared to that of comparable companies and other market indices, the stock price and market multiples of the Common Shares compared to those of selected cable programmers and selected specialty retailers, discounted cash flow analyses based on managements' financial forecast and the premiums and multiples paid in comparable all cash and cash and stock transactions. In considering Allen's opinion, the Board was aware that Allen will become entitled to the fee described in Item 5 in accordance with the terms of its engagement by the Company upon consummation of the Offer and of certain other matters described in Item 5.

     (iv) The limited number of conditions to the Purchaser's obligation to consummate the Offer. In this regard, the Board was aware of the fact that in the event the Purchaser is unable to consummate the Offer at any scheduled expiration thereof due to the fact that the waiting periods under the HSR Act applicable to the Offer and the Merger have not expired or been terminated, the Purchaser will not be entitled to terminate the Offer prior to December 31, 1994, and has agreed to extend the Offer until such time in such event. The Board also considered that the conditions to the consummation of the Offer may not be amended in any manner adverse to the holders of QVC Stock and no other conditions other than those specified in Annex I to the Merger Agreement may be imposed without the consent of the Company. The Board was also aware of the fact that the Offer is subject to financing.

     (v) The possible alternatives to a sale of the Company, including a self tender offer for a portion of the QVC Stock or other possible restructuring alternatives.

     (vi) The provisions of the Merger Agreement relating to Alternative Transactions, including the following:

        (A) Although the Company is not permitted to initiate, solicit or encourage any inquiries or the making of any proposal in connection with an Alternative Transaction, engage in any discussions or negotiations concerning, or provide information relating to it or its subsidiaries for the purposes of, or otherwise facilitate or encourage any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, a proposal to effect an Alternative Transaction, the Board of Directors of the Company may furnish information to, and participate in negotiations with, third parties making unsolicited requests or proposals regarding Alternative Transactions and, following receipt of a proposal for an Alternative

                 Transaction, the Board may withdraw or modify its recommendation regarding the Offer and the Merger, to the extent it determines in good faith in accordance with, and based upon the advice of, outside counsel that such action is necessary or appropriate in order for the Board of Directors to act in a manner that is consistent with its fiduciary obligations under applicable law.

        (B) The Company must advise Purchaser of, and communicate to Purchaser the terms of, any such proposal it may receive or any such inquiries that the Company receives which may be reasonably expected to lead to a proposal and the identity of the person making such proposal, and, thereafter, if the Company intends to participate in discussions or negotiations or provide information to any such person, the Company must give reasonable notice to Purchaser and consult with Purchaser and must thereafter keep Purchaser reasonably informed of the status and details of any such request, Alternative Transaction, inquiry or proposal (or any amendment to any proposal).

        (C) Each of the Company and the Purchaser has the right to terminate the Merger Agreement at any time if the Company's Board of Directors withdraws, modifies or changes its recommendation so that it is not in favor of the Merger Agreement, the Offer or the Merger or resolves to do so, or if the Company's Board of Directors recommends or resolves to recommend to stockholders an Alternative Transaction, and upon such termination the Company must pay the Purchaser $55,000,000, which amount is inclusive of all expenses of the Purchaser and the Parent Purchasers.

        The Board concluded that, as a result of these provisions, the Merger Agreement should not significantly deter an interested third party from proposing to the Company, and pursuing, an Alternative Transaction with the Company and that such provisions are reasonable in light of the benefits of the Offer and the Merger and the size of the payment in comparison to such fees in comparable transactions.

     (vii) The per share value of the consideration to be received for the shares of QVC Stock in the Offer was substantially more certain than the consideration originally offered in the original Comcast Proposal because it is an all cash offer, and is higher than the consideration offered in the original Comcast Proposal and in the prior
        Comcast/Liberty Proposal.

     (viii) The Board of Directors considered the relationship between the consideration to be received by stockholders as a result of the Offer and the Merger and the historical market prices and recent trading activity of the Common Shares, and the fact that the Offer and the Merger will enable the Company's stockholders to realize a substantial premium over $32 3/8, the closing market price of the Common Shares on June 29, 1994, immediately prior to press reports of the Proposed CBS Merger. The Board was aware that the Common Shares had traded as high as $72.50 in 1993. The Board noted, however, that the price of Common Shares on June 29, 1994 represented, in Allen's opinion, a representative market price of the Common Shares.

     (ix) The fact that no party other than the Parent Purchasers had indicated interest in pursuing and the ability to effect, a business combination with the Company, even though the Comcast Proposal was publicly announced more than three weeks prior to the signing of the Merger Agreement at which time the Company also publicly announced that it would explore alternatives to maximize stockholder value and, in this regard, both Allen and the Company's management had contacted a substantial number of possible interested parties to seek proposals for a business combination. In view of the large percentage of QVC Stock held by Comcast, Liberty and their affiliates, the Board did not believe it was likely that further efforts or additional time would produce an alternative proposal involving consideration greater than that to be paid in the Offer and Merger.

     (x) The Board also recognized that, following consummation of the Offer and the Merger, the current stockholders of the Company will no longer be able to participate in any increases or decreases in the value of the Company's businesses and properties. The Board concluded, however, that this consideration did not justify foregoing the opportunity for stockholders to receive an immediate and substantial cash purchase price for their Shares.

     The Board considered each of the factors listed above, in addition to the terms and conditions of the Merger Agreement, during the course of their deliberations prior to entering into the Merger Agreement in light of their knowledge of the business and operations of the Company and their business judgment. The Board believed that each of these factors supported the Board's conclusions. In view of the wide variety of factors considered, the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in making their determination.

     Messrs. Ralph and Brian Roberts did not participate in the deliberations or decisions relating to the Merger Agreement and the engagement of Allen; therefore, the Board did not consider it necessary to retain an unaffiliated representative to act solely on behalf of the public stockholders of the Company for the purpose of negotiating the terms of the Merger Agreement or preparing a report concerning the fairness to such stockholders of the consideration to be received in the Offer and the Merger. The Merger Agreement was unanimously approved by the directors of the Company other than Messrs. Ralph and Brian Roberts.

     The Board recognized that the Merger is not structured to require the approval of a majority of the unaffiliated stockholders of the Company. As of June 30, 1994 there were 55,707,577 Common Shares outstanding (on a fully diluted basis). The Board further recognized that, given the ownership of QVC Stock by the Parent Purchasers and their affiliates, satisfaction of the Minimum Condition will occur if only 8,969,988 Common Shares (on a fully diluted basis) are tendered in the Offer (significantly less than a majority of the Common Shares (on a fully diluted basis) not held by TCI, the Parent Purchasers or their affiliates). In addition, pursuant to the Stockholder Letter Agreement, Mr. Diller has agreed, subject to certain conditions, to tender 1,000,000 shares of Common Stock owned by him pursuant to the Offer, and, if requested by Comcast and upon satisfaction of certain additional conditions, to exercise Options to purchase 3,000,000 shares of Common Stock held by him and to tender such 3,000,000 shares pursuant to the Offer. As a result, the Purchaser, if it purchases such number of Shares, would have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of the Company.

OPINION OF FINANCIAL ADVISOR

     On August 4, 1994, Allen delivered its written opinion to the Company's Board of Directors to the effect that the consideration to be received by the holders of QVC Stock and certain of the Company's stock options pursuant to the Merger Agreement is fair to such holders, other than Comcast and Liberty, from a financial point of view. A copy of Allen's opinion is attached hereto as Annex
A. The summary of the opinion set forth herein is qualified in its entirety by Annex A which is incorporated herein by reference. Stockholders are urged to read this opinion in its entirety for a description of the assumptions made, matters considered and procedures followed by Allen. The consideration to be paid pursuant to the Offer and Merger was determined by negotiations on behalf of the Company and the Parent Purchasers and was not determined by Allen. In arriving at its opinion, Allen reviewed, among other things, certain publicly available business and financial information related to the Company. Allen also reviewed certain other information provided to it by the Company, including financial forecasts of the Company, and met with the management of the Company to discuss its business and prospects. Allen also considered, among other things, such other information, financial studies, analyses and investigations and financial, economic and market criteria as it deemed relevant. No limitations were imposed by the Board upon Allen with respect to the investigations made or the procedures followed by Allen in rendering its opinion, and the Company and the members of management cooperated fully with Allen in connection with its investigation. Allen actively sought third parties who might be interested in acquiring the Company in the course of its engagement and assisted the Company in evaluating other alternative transactions.

     In delivering its opinion and making its presentation to the Board of Directors, Allen discussed certain financial and comparative analyses and other matters it deemed relevant. Among various financial analyses that Allen discussed were:

     (i) Multiple of Sales Comparison. Allen prepared a market multiple comparison comparing the Company's ratio of total market capitalization (defined as market value of the Company's equity plus net debt) to its latest twelve months sales (the "LTM Sales Ratio") to the average LTM Sales Ratio for groups of publicly traded cable programming companies (included in such group were Gaylord Entertainment Company, International Family Entertainment, Inc. and Turner Broadcasting System, Inc. (the "Cable Programming Companies")) and publicly traded specialty retailing companies (included in such group were Blockbuster Entertainment Corporation, The Home Depot, Inc., Lowe's Companies, Inc., Melville Corporation, Price/Costco, Inc. and Toys 'R' Us, Inc. (the "Specialty Retailing Companies")). The comparisons were made as of June 29, 1994; July 12, 1994; and August 2, 1994 (collectively, the "Comparison Dates") (assuming for the Company on August 2, 1994, that the common equivalent equity value of the Shares was $46 per share). The analysis showed that the LTM Sales Ratio for the Company, the Cable Programming Companies (on average) and the Speciality Retailing Companies (on average), respectively, were: (a) as of June 29, 1994:
        1.26, 3.22, and 1.24; (b) as of July 12, 1994: 1.40, 3.17 and 1.27; and
        (c) as of August 2, 1994: 1.79, 3.18 and 1.24.

     (ii) Multiple of Operating Cash Flow Comparison. Allen prepared a market multiple comparison comparing the Company's ratio of total market capitalization to its latest twelve months earnings before interest, taxes, depreciation and amortization (the "Cash Flow Ratio") to the average Cash Flow Ratio for the Cable Programming Companies and the Specialty Retailing Companies as of the Comparison Dates (assuming for the Company on August 2, 1994, that the common equivalent equity value of the Shares was $46 per share). The analysis showed that the Cash Flow Ratio for the Company, the Cable Programming Companies (on average) and the Speciality Retailing Companies (on average), respectively, were: (a) as of June 29, 1994: 8.0, 19.3 and 10.5; (b) as of July 12, 1994: 8.9,
        19.1 and 10.8; and (c) as of August 2, 1994: 11.4, 19.2 and 10.7.

     (iii) Multiple of Earnings Per Share Comparison. Allen prepared a market multiple comparison comparing the Company's ratio of the market value of its equity to its latest twelve months earnings per share (the "EPS Ratio") to the average EPS Ratio for the Cable Programming Companies and the Specialty Retailing Companies as of the Comparison Dates (assuming for the Company on August 2, 1994, that the common equivalent equity value of the Shares was $46 per share). The analysis showed that the EPS Ratio for the Company, the Cable Programming Companies (on average) and the Speciality Retailing Companies (on average), respectively, were: (a) as of June 29, 1994: 21.3, 38.5 and 23.1; (b) as of July 12, 1994: 23.6,
        38.0 and 23.6; and (c) as of August 2, 1994: 30.2, 37.4 and 24.0.

     (iv) Multiple of 1994 Estimated Earnings Per Share Comparison. Allen prepared a market multiple comparison comparing the Company's ratio of the market value of its equity to its estimated 1994 earnings per share (the "1994 Estimated EPS Ratio") to the average 1994 Estimated EPS Ratio for the Cable Programming Companies and the Specialty Retailing Companies as of the Comparison Dates (assuming for the Company on August 2, 1994, that the common equivalent equity value of the Shares was $46 per share). The analysis showed that the 1994 Estimated EPS Ratio for the Company, the Cable Programming Companies (on average) and the Speciality Retailing Companies (on average), respectively, were: (a) as of June 29, 1994: 20.2, 19.7 and 18.3; (b) as of July 12, 1994: 22.4,
        19.3 and 18.7; and (c) as of August 2, 1994: 28.7, 19.0 and 19.0. The
        foregoing excluded the Company's startup costs with respect to its Q2 project. Including such startup costs, the Company's 1994 Estimated EPS Ratio on each of the Comparison Dates, in chronological order, would have been: 24.2, 26.9 and 34.3, respectively.

     With respect to the foregoing four comparative analyses, Allen's analysis stated that, for the Comparison Dates, the Company traded at multiples closely related to the Specialty Retailing Companies, that as of

June 29, 1994, the Company traded at an LTM Sales Ratio, a Cash Flow Ratio, an EPS Ratio and a 1994 Estimated EPS Ratio (collectively, the "Comparison Ratios") within the range of the Specialty Retailing Companies (although the 1994 Estimated EPS Ratio exceeded the average for both Specialty Retailing Companies and Cable Programming Companies), and that as of July 12, 1994 and August 2, 1994, based on the comparisons described above, the Company's share prices traded at Comparison Ratios that were higher (except in one case) than the range for Specialty Retailing Companies.

     (v) Discounted Cash Flow Analysis. Allen analyzed the net present value of the future unleveraged free cash flows of the Company based on financial projections prepared, and capital structure assumptions provided, by the management of the Company. Allen added to the present value of the free cash flows the terminal value of the Company based on multiples of the projected 1999 earnings before interest, taxes, depreciation and amortization ("EBITDA"), discounted at the same rates as were applied to discount the free cash flows. Discount rates ranging from 15% to 25% and multiples of EBITDA ranging from 7.0 to 9.0 were applied. Allen's analysis reflected that a price of $46 per share was in line with its discounted cash flow analysis for the Company.

     (vi) Other Factors Considered. Allen reviewed recent trends in the Common Share prices and trading volume in the Common Shares. Allen also (a) compared the recent trend in Common Share prices versus various market indices, (b) compared market reaction in the price of the Common Shares relating to selected public announcements, (c) studied the above analyses and determined relevant dates for purposes of determining a representative value of the Common Shares, (d) compared the premium of the price offered in the Offer and the Merger over various recent market prices for the Common Shares, as well as a comparison of the premium to be paid in the Offer to premiums paid in selected cash merger transactions, and (d) the multiples to sales, EBITDA, net income and book value offered to the Company in the Offer compared to those multiples in selected merger transactions involving companies in generally comparable industries.

     Some of the foregoing analyses used projections provided by management of the Company, which Allen assumed to be reasonably prepared on a basis reflecting the best currently available judgments of the management of the Company as to the future financial performance of the Company. Allen did not make or seek to obtain appraisals of the Company's assets in connection with its analysis of the valuation of the Company.

     A copy of Allen's written presentation to the Company's Board of Directors has been filed as an exhibit to this Schedule 14D-9 and to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed by the Company, Comcast, TCI and the Purchaser (the "Schedule 13E-3") with the Commission. Copies will be made available for inspection and copying at the principal executive offices of the Company during regular business hours by any interested stockholder of the Company, or his representative who has been so designated in writing. The summary set forth above does not purport to be a complete description of either Allen's analyses, including those set forth as exhibits to this Schedule 14D-9 and to the Schedule 13E-3, or Allen's presentations to the Company's Board of Directors. Allen believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all factors and analyses, could create an incomplete view of the processes underlying its opinion. The preparation of a fairness opinion is a complex process and not necessarily susceptible to partial analyses or summary description. In its analyses, Allen made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the Company's control. Any estimates contained therein are not necessarily indicative of actual values, which may be significantly more or less favorable than as set forth therein. Estimates of value of companies do not purport to be appraisals or necessarily reflect the prices at which companies may actually be sold. Because such estimates are inherently subject to uncertainty, none of the Company, the Purchaser, Allen or any other person assumes responsibility for their accuracy.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Company has retained Allen as the Company's financial advisor in connection with the Merger, the Offer and other matters arising in connection therewith pursuant to an engagement letter dated August 4, 1994 (the "Engagement Letter") between the Company and Allen. The Engagement Letter provides, among other things, that upon the earlier to occur of the consummation of the Offer or such earlier time as Allen and the Company may agree, the Company will pay to Allen a fee equal to $10.3 million. In addition, the Company has agreed to reimburse Allen for its reasonable out-of-pocket expenses, including reasonable travel and legal expenses, and to indemnify Allen against certain liabilities. In the event of the consummation of an alternative transaction to that contemplated by the Merger Agreement, the Company has agreed to pay Allen a fee in an amount to be agreed upon by Allen and the Company.

     The Company's Board of Directors selected Allen as its financial advisor because Allen is an internationally recognized investment banking firm and regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions. Allen has particular expertise and experience in the cable and media industries. Allen also represented the Company as its financial advisor in connection with the Company's attempted acquisition of Paramount and provided financial advisory services to the Company in connection with the CBS Transaction. Paul A. Gould, a managing director of Allen, has served as a director of Liberty since December 1991. Mr. Gould remains a director of Liberty following the business combination transaction in which Liberty became a wholly owned subsidiary of TCI. Allen acted as dealer manager for a tender offer made by Liberty for HSN in 1993. In addition, as a part of its investment banking and securities trading business, Allen holds positions in and trades in the securities of the Company, Comcast and TCI from time to time, and has previously held positions in and traded in the securities of Liberty.

     Neither the Company nor any person acting on its behalf has retained any other person to make solicitations or recommendations to stockholders on its behalf concerning the Offer.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) On July 11, 1994, Thomas Downs, an executive vice president of the Company, exercised options to purchase 3,750 Common Shares at an exercise price of $5 per share and sold such shares on such date at a price of $35.75 per share. Except as otherwise set forth in this Schedule 14D-9, no other transactions in the Shares have been effected during the past 60 days by the Company or, to the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

     (b) To the best of the Company's knowledge, all of its executive officers, directors, affiliates or subsidiaries (other than the Parent Purchasers, TCI, the Purchaser and their affiliates) currently intend to tender all Shares which are held of record or beneficially owned by such persons pursuant to the Offer, other than Shares, if any, held by such persons which, if tendered, could cause such person to incur liability under the provisions of Section 16(b) of the Exchange Act.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as described in Item 3(b), no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, (iii) a tender offer for or other acquisition of securities by or of the Company or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described under Item 3 and Item 4, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     (A) SECTION 203.

     As a Delaware corporation, the Company is subject to section 203 ("Section 203") of the DGCL. Section 203 would prevent an "Interested Stockholder" (generally defined as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a "Business Combination" (as defined in Section 203) with a Delaware corporation for three years following the date such person became an Interested Stockholder unless: (i) before such person became an Interested Stockholder, the board of directors of the corporation approved the transaction in which the Interested Stockholder became an Interested Stockholder or approved the Business Combination, (ii) upon consummation of the transaction which resulted in the Interested Stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares outstanding stock held by directors who are also officers and by employee stock ownership plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an Interested Stockholder, the Business Combination is
(x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least
66- 2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder. In accordance with the provisions of the Company's Certificate of Incorporation and Section 203, the Board has approved the Merger Agreement and the Purchaser's, Comcast's, TCI's and Liberty's acquisition of Shares pursuant to the Offer and the Merger and has approved the Stockholder Letter Agreement and the Comcast-Liberty Agreement and the transactions contemplated by each of the foregoing and, therefore, the restrictions of
Section 203 are inapplicable to the Merger and the related transactions.

     (B) CERTAIN LEGAL PROCEEDINGS.

     The Company and certain of its officers and directors are named as defendants in eight lawsuits brought by purported shareholders of the Company, on behalf of a purported class consisting of all public shareholders of the Company. All of the lawsuits have been consolidated under the caption In re QVC Inc. Shareholders Litigation, Consolidated Civil Action No. 13590 (Court of Chancery, New Castle County, State of Delaware). The designated amended complaint in the Consolidated Action names the Company and its directors as defendants and alleges, among other things, that the defendants have breached or will breach their fiduciary duties in connection with consideration of the offer from Comcast and in connection with any sale of the Company. As relief, the complaint seeks an order of the court requiring defendants to among other things conduct an "active auction" of the Company; "ensure that no conflicts of interest exist between the director defendants' own interest and their fiduciary obligation to maximize shareholder value"; "take all appropriate steps to enhance the Company's value and attractiveness as a merger/acquisition candidate"; and to "prevent the Company from taking any further steps to make the acquisition of the Company by a third party less desirable." The complaint further seeks damages in an unspecified amount.

     On August 5, 1994, counsel for plaintiffs in the above-described litigation entered into an agreement in principle described in a memorandum of understanding with counsel for defendants (as well as Comcast and Liberty) contemplating the settlement of the Consolidated Action. The terms of the proposed settlement provide, among other things, that "an affiliate of Comcast and Liberty will commence, as promptly as practicable, a tender offer" for all shares of QVC at $46 per share, to be followed by a merger in which the holders of QVC Stock, other than Comcast and Liberty, will receive $46 per Common Share. The memorandum also provides that all defendants deny that any of them have committed or threatened to commit any violations of law or breaches of duty; that plaintiffs' counsel will apply to the court for an award of fees (to be paid by the Company in the event that the Offer and Merger are consummated) in an amount to be agreed among plaintiffs and defendants; and that the terms of the settlement are subject to court approval in all respects. In the event of court approval, all claims against defendants (and certain others) that were or could have been asserted in the settled Consolidated Action litigation will be dismissed with prejudice and released, and all such shareholders of the Company who may have had such claims by the Company's stockholders, at any time from June 29, 1994 through the effective date of the Merger, will be barred from asserting them in the future. Prior to the time that court approval for the settlement described above is sought, shareholders of the Company who are members of the class on behalf of whom the action is brought will receive written notice of the terms of the settlement and the claims to be settled, released, dismissed and barred.

     (C) FCC APPROVALS.

     The Company holds licenses issued by the FCC for the operation of communication facilities, including three satellite earth stations. The Communications Act and applicable FCC regulations require prior FCC approval for the transfer or deemed transfer of control of companies holding FCC licenses. Applications must be filed with the FCC seeking such approval. The Communications Act requires that the FCC find that the proposed transfer would serve the public interest, convenience and necessity as a prerequisite to granting its approval. The FCC may also require that the transferee demonstrate that it possesses the requisite legal, financial, technical and other qualifications to operate the licensed facilities in order for the transfer to be approved.

     In order for the Purchaser to consummate the Offer and the Merger, prior FCC approval will be required. The Purchaser has stated that it intends to file with the FCC, as soon as practicable, applications seeking FCC approval to take control of the Company. There can be no assurance that the FCC will grant such approval or that, if granted, such FCC approval will be on terms and conditions acceptable to the Purchaser.

     The Purchaser has also stated that it intends to file with the FCC a request for special temporary authority to permit the Offer and the Merger to be consummated prior to the receipt of FCC approvals of the transfer of control applications. Although in the past the FCC generally has expedited its consideration of such requests, the Purchaser cannot predict how long the FCC's consideration of the Purchaser's request will take.

     The obligation of the Purchaser to consummate the Offer is conditioned upon, among other things, the Purchaser being satisfied that it has received all consents as are required from the FCC to the transfer of control of certain of the Company's FCC licenses. See "The Merger Agreement -- Conditions of the Offer" in Item 3b(iii).

     (D) ANTITRUST.

     Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer, the acquisition by the Parent Purchasers of the shares of the Purchaser, and the contribution of Shares to the Purchaser pursuant to the Comcast-Liberty Agreement, are subject to such requirements.

     Pursuant to the requirements of the HSR Act, Comcast, Liberty and the Company filed the required Notification and Report Forms with the Antitrust Division and the FTC on August 9, 1994. As a result, the waiting period applicable to the purchase of Shares pursuant to the Offer is to expire at 11:59 P.M., New York City time, on Wednesday, August 24, 1994. Also, the waiting periods applicable to the acquisition by the Parent Purchasers of the shares of the Purchaser, and the contribution of Shares to the Purchaser pursuant to the Comcast-Liberty Agreement, are expected to expire at 11:59 P.M., New York City time, on Thursday, September 8, 1994. However, prior to such dates, the Antitrust Division or the FTC may extend the waiting periods by requesting additional information or documentary material relevant to the acquisitions. If such a request is made, the waiting period will be extended, in the case of the Offer, until 11:59 P.M., New York City time, on the tenth day after substantial compliance by the Purchaser with such request. In the case of the acquisition by the Parent Purchaser of the shares of the Purchaser, and the contribution of Shares to the Purchaser, if such a request is made the waiting period will be extended until 11:59 P.M., New York City time, on the twentieth day after substantial compliance by each of the parties that receives such a request. Thereafter, such waiting periods can be extended only by court order. A request is being made pursuant to the HSR Act for early termination of the applied waiting periods. There can be no assurance, however, that the waiting periods will be terminated early.

     The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of the Purchaser or the Company. Private parties may also bring legal actions under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

     See Item 3(b)(iii) "The Merger Agreement -- Conditions to the Offer" for certain conditions to the Offer, including conditions with respect to litigation and certain governmental actions. See Item 3(b)(ii) for a discussion of certain issues relating to antitrust regulation that arose in prior transactions.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit  1  --  Offer to Purchase, dated August 11, 1994.

     Exhibit  2  --  Letter of Transmittal.

     Exhibit  3  --  Proxy Statement dated May 31, 1994 relating to QVC, Inc.'s
                     1994 Annual Meeting of Stockholders.

     Exhibit  4  --  Agreement and Plan of Merger, dated as of August 4, 1994, among QVC, Inc., Comcast Corporation, Liberty Media Corporation and Comcast QMerger, Inc. (now known as QVC Programming Holdings, Inc.).

     Exhibit  5  --  Letter Agreement, dated as of August 4, 1994, among Comcast
                     Corporation, Barry Diller and Arrow Investments, L.P.

     Exhibit  6  --  Letter Agreement, dated as of August 4, 1994, among Comcast
                     Corporation, Liberty Media Corporation and
                     Tele-Communications, Inc.

     Exhibit  7  --  Letter to Stockholders of QVC, Inc. dated August 11, 1994.*

     Exhibit  8  --  Press Release issued by QVC, Inc., Comcast Corporation and
                     Liberty Media Corporation on August 5, 1994.

     Exhibit  9  --  Opinion of Allen & Company Incorporated dated August 4,
                     1994.*

     Exhibit 10  --  Report of Allen & Company Incorporated to the Board of
                     Directors of QVC, Inc. dated August 4, 1994.

     Exhibit 11  --  Engagement Letter, dated August 4, 1994, between QVC, Inc.
                     and Allen & Company Incorporated (including the related Indemnity Letter).
- ---------------

* Included with Schedule 14D-9 mailed to Stockholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                               QVC, INC.
Dated: August 11, 1994                         By: Neal S. Grabell
                                                   Neal S. Grabell
                                                   Senior Vice President, General
                                                   Counsel & Secretary

                                                                         ANNEX A

                   [ALLEN & COMPANY INCORPORATED LETTERHEAD]

                                                                  August 4, 1994

The Board of Directors
QVC, Inc.
Goshen Corporate Park
West Chester, PA 19380

Dear Members of the Board:

     You have requested our opinion, as of this date, as to the fairness, from a financial point of view, to the holders of the outstanding shares of Common Stock, par value $.01 per share (the "QVC Common Stock"), of QVC, Inc. (the "Company"), QVC Preferred Stock and QVC Options (as such terms are hereinafter defined), of the consideration to be received by such holders in connection with the proposed Offer and Merger hereinafter referred to.

     Pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of August 4, 1994, among the Company, Comcast Corporation, a Pennsylvania corporation ("Comcast"), Liberty Media Corporation, a Delaware corporation ("Liberty"), and Comcast Qmerger, Inc., a Delaware corporation ("MergerCo"), the Company, and a wholly owned subsidiary of MergerCo will enter into a business combination transaction pursuant to which, on the terms and subject to the conditions contained in the Merger Agreement, MergerCo will commence a tender offer (the "Offer") to purchase for cash any and all shares of QVC Common Stock as well as the Company's Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock, par value $.10 per share (collectively, the "QVC Preferred Stock" and together with the QVC Common Stock, the "QVC Stock"). Pursuant to the Offer, among other things, MergerCo will offer to pay net to the seller in cash and without interest, (i) $46.00 per share of QVC Common Stock issued and outstanding and (ii) $460.00 per share of QVC Preferred Stock. The Merger Agreement provides that following the completion of the Offer, a wholly owned subsidiary of MergerCo will be merged with and into the Company (the "Merger") in accordance with the applicable provisions of Delaware law and the terms of the Merger Agreement. Pursuant to the Merger Agreement, QVC Stock not tendered to MergerCo pursuant to the Offer that remains issued and outstanding immediately prior to the effective time of the Merger would be converted into the right to receive the consideration payable pursuant to the Offer for such QVC Stock.

     In addition, in connection with the Merger, the Company's obligations with respect to each outstanding stock option granted pursuant to the Company's employee stock option plans and certain other stock options (collectively, the "QVC Options") will, except in certain circumstances, be satisfied by paying to holders of such options an amount in cash equal to $46.00 for each share of QVC Common Stock underlying each such option, less the exercise price of each such option.

     In arriving at our opinion, we have among other things:

     (i) reviewed the terms and conditions of the Merger Agreement and the agreements and instruments referred to therein;

     (ii) analyzed certain historical business and financial information relating to the Company, including the Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company for each of the fiscal years ended January 31, 1990 through 1994, and the Quarterly Reports on Form 10-Q of the Company for the same fiscal years and for the quarter ended April 30, 1994;

     (iii) reviewed certain financial forecasts and other data provided to us by the Company relating to its business, earnings, assets and prospects;

     (iv) conducted discussions with members of the senior management of the Company with respect to the financial condition, business, operations, strategic objectives and prospects of the Company;

     (v) reviewed public information with respect to certain other companies in lines of businesses we believe to be comparable in whole or in part to the businesses of the Company;

     (vi) compared the financial terms of certain business combinations involving companies in lines of businesses comparable to the Company with the financial terms of the Merger Agreement;

     (vii) reviewed the trading history of QVC Common Stock, including its performance in comparison to market indices and to selected companies in comparable businesses;

     (viii) reviewed certain stock market data and financial information relating to selected public companies which we deemed generally comparable to the Company; and

     (ix) conducted such other financial analyses and investigations as we deemed necessary or appropriate for the purposes of the opinion expressed herein.

     We have been advised that drafts of the Offer to Purchase and certain other documents that may be prepared for use in connection with the proposed Offer and the Merger Agreement are not yet available, and thus we have not been able to review such documents in connection with our opinion.

     In rendering our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information provided by the Company to us and the representations contained in the Merger Agreement, and we have not undertaken any independent verification of such information or any independent valuation or appraisal of any of the assets of the Company. With respect to the financial forecasts referred to above, we have assumed that they have been reasonably prepared on a basis reflecting the best currently available judgments of the management of the Company as to the future financial performance of the Company. Furthermore, our opinions are based on economic, monetary and market conditions existing on this date.

     We acted as financial advisor to the Company in connection with this transaction and will receive a fee for our services. We have also performed investment banking services for the Company in the past. Our opinion does not, however, constitute a recommendation of the Merger over any other alternative transactions which may be available to the Company. Paul A. Gould, a managing director of our firm, serves as a director of Liberty. As a part of our investment banking business, we hold positions in and trade in the securities of the Company, Comcast and Liberty from time to time.

     Our engagement and the opinions expressed herein are solely for the benefit of the Company's Board of Directors and are not on behalf of, and are not intended to confer rights or remedies upon, either Comcast or Liberty, any stockholders of the Company or any other person other than the Company's Board of Directors. Furthermore, the opinion rendered herein does not constitute a recommendation by our firm that any stockholder of the Company vote to approve the Merger or accept the Offer.

     Based on and subject to the foregoing and such other factors as we deemed relevant, we are of the opinion that, as of this date, the consideration to be received by the holders of QVC Stock and QVC Options pursuant to the Merger Agreement is fair to such holders, other than Comcast and Liberty, from a financial point of view.

                                          Very truly yours,

                                          ALLEN & COMPANY INCORPORATED

                                          By: /s/  Enrique F. Senior
                                          --------------------------------------
                                              Enrique F. Senior
                                              Managing Director

                                                                         ANNEX B

                                   QVC, INC.
                             1365 ENTERPRISE DRIVE
                        WEST CHESTER, PENNSYLVANIA 19380

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

     This Information Statement is being mailed on or about August 11, 1994 as part of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to the holders of record of the Shares at the close of business on August 10, 1994. You are receiving this Information Statement in connection with the possible election of persons designated by the Purchaser to a majority of the seats on the Board of Directors of the Company (the "Board"). The Merger Agreement requires the Company, at the request of the Purchaser, to take all action necessary to cause the Purchaser's designees (the "Purchaser Designees") to be elected or appointed to the Board under the circumstances described therein. This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. See "Board of Directors -- Right to Designate Directors; The Purchaser Designees."

     You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used and not otherwise defined therein shall have the meaning set forth in the Schedule 14D-9.

     Pursuant to the Merger Agreement, the Purchaser commenced the Offer on August 11, 1994. The Offer is scheduled to expire at 12:00 midnight on September 8, 1994, New York City time, at which time, upon the expiration of the Offer, if all conditions of the Offer have been satisfied or waived, the Purchaser has informed the Company that it intends to purchase all Shares validly tendered pursuant to the Offer and not withdrawn.

     The information contained in this Information Statement concerning Parent, the Parent Purchasers and the Purchaser has been furnished to the Company by Parent and the Parent Purchasers, and the Company assumes no responsibility for the accuracy or completeness of such information.

                                    GENERAL

     As of July 31, 1994, there were 40,265,392 shares of Common Stock, par value $.01 per share (the "Common Shares") 27,788 shares of Series B Preferred Stock, par value $.01 per share (the "Series B Preferred Stock") and 530,757 shares of Series C Preferred Stock, par value $.01 per share (the "Series C Preferred Stock") outstanding and entitled to vote (such shares of Preferred Stock, collectively, being referred to as "Preferred Shares", and together with the Common Shares, the "Shares" or the "QVC Stock"). The voting rights of Common Shares, Series B Preferred Stock and Series C Preferred Stock are as follows:
(i) as to the election of directors, two directors are elected by the holders of Common Shares as a class, each share being entitled to cast one vote in the election of each such director, and the holders of the Shares are entitled to cast one vote per share for the election of each of the remaining directors; and
(ii) as to all other matters to be voted on at a meeting of shareholders, the holders of Shares shall be entitled to one vote on each matter for each Share. The Board currently consists of 8 members with no vacancies. Each director holds office until such director's earlier resignation or removal.

                               BOARD OF DIRECTORS

RIGHT TO DESIGNATE DIRECTORS; THE PURCHASER DESIGNEES

     The Merger Agreement provides that effective upon acceptance for payment of any Shares by Purchaser, the Purchaser shall be entitled to designate the number of directors, rounded up to the next whole number, on the Board that equals the product of (i) the total number of directors on the Board (giving effect to the election of any additional directors described in this paragraph) and (ii) the percentage that the number of Shares owned by the Purchaser, the Parent Purchasers or any of their respective wholly owned subsidiaries

(including Shares accepted for payment) bears to the total number of Shares outstanding, and the Company has agreed to take all action necessary to cause the Purchaser's Designees to be elected or appointed to the Board, including, without limitation, increasing the number of directors or seeking and accepting resignations of its incumbent directors. At such times, QVC will use its best efforts to cause individuals designated by Purchaser to constitute the same percentage as such individuals represent on the Board of (x) each committee of the Board (other than any committee of the Board established to take action under this Agreement), (y) each board of directors of each QVC subsidiary and
(z) each committee of each such board (in each case rounded up to the next whole number). Notwithstanding the foregoing, until such time as the Purchaser acquires a majority of the outstanding Common Shares on a fully-diluted basis, the Company will use its reasonable best efforts to ensure that all of the members of the Board and such boards and committees of the Company and each of the Company's subsidiaries as of August 4, 1994 who are not employees of the Company remain members of the Board and such boards and committees until the Effective Time. Following the election or appointment of the Purchaser Designees and prior to the Effective Time, any amendment or termination of the Merger Agreement or grant of extension or waiver by the Company will require the concurrence of a majority of the Company's directors then in office who were directors on August 4, 1994, or are directors (other than the Purchaser Designees) designated by such persons to fill any vacancy.

     The Purchaser has advised the Company that it currently intends to designate one or more of the executive officers of Comcast and TCI (but with respect to any executive officers of TCI, by such designation shall only be until the merger is consummated) listed in Schedule II to the Offer to Purchase and the person listed in Schedule III to the Offer to Purchase which is incorporated herein by reference. The Purchaser has advised the Company that all of such persons have consented to act as directors of the Company.

                     DIRECTORS AND OFFICERS OF THE COMPANY

     The Company's Board is comprised of eight (8) directors: William F. Costello, Barry Diller, J. Bruce Llewellyn, Bruce M. Ramer, Brian L. Roberts, Ralph J. Roberts, Joseph M. Segel and Linda J. Wachner. During the fiscal year ended January 31, 1994, Peter Barton, Michael C. Boyd, Edwin Hamowy, Melvin Jacobs and John Malone also served as directors of the Company. Mr. Barton, Mr. Boyd, Mr. Hamowy and Dr. Malone resigned in November 1993, February 1994, July 1993 and November 1993, respectively. Mr. Jacobs died in September 1993.

     Each director is elected at an annual meeting of shareholders for a term ending at the next annual meeting of shareholders and until a successor is duly elected and qualified. Under the provisions of the respective certificates of designation by which each of the series of Preferred Shares were established, the holders of Preferred Shares of the Company have the right to vote for all but two directors of the Company, which two directors are elected solely by the holders of Common Shares.

     William F. Costello, age 48, has served as a director, Executive Vice President and Chief Financial Officer of the Company since December 1989. He also served as Treasurer of the Company from December 1989 to September 1992. Mr. Costello was an independent management and financial consultant from 1988 until he joined the Company. Prior thereto he was employed by Best Products Co., Inc. where he served as President, Chief Operating Officer and a director from March 1988 to November 1988, as Executive Vice President and Chief Financial Officer from March 1987 to March 1988, and as Senior Vice President and Chief Financial Officer from 1985 to 1987.

     Barry Diller, age 52, has been a director and the Chairman and Chief Executive Officer of the Company since January 1993. From 1984 to 1992 he served as the Chairman and Chief Executive Officer of Fox, Inc. Prior to joining Fox, Mr. Diller served for ten years as Chairman and Chief Executive Officer of Gulf + Western's (now Paramount Communications) Paramount Pictures Corporation. Mr. Diller serves on the Boards of the Museum of Television and Radio and the California Institute of the Arts. He is a member of the Board of Councilors for the University of Southern California's School of Cinema-Television. Mr. Diller is a member of the Executive Committee. Mr. Diller is a member of a group that has jointly filed a Schedule 13D with respect to the beneficial ownership of securities of the Company. See "Certain Transactions and Business Relationships" below.

     J. Bruce Llewellyn, age 67, has served as a director of the Company since June 1990. Mr. Llewellyn has been the Chairman of the Board and Chief Executive Officer of The Philadelphia Coca-Cola Bottling Company for more than five years. He is also Chairman of the Board and Chief Executive Officer of The Coca-Cola Bottling Company of Wilmington, Inc., Queen City Broadcasting, Inc. and Garden State Cablevision, Inc. Mr. Llewellyn serves as a director of Coors, Incorporated and Chemical Bank. Mr. Llewellyn is a member of the Audit Committee.

     Bruce M. Ramer, age 61, has served as a director of the Company since May 1994. Mr. Ramer has been a principal of the law firm of Gang, Tyre, Ramer & Brown, Inc., for more than five years. He is a member of the Board of Directors of Rebuild L.A., LA 2000 Partnership, and Coalition of Los Angeles. Mr. Ramer is also Executive Director of the Entertainment Law Institute, Law Center of the University of Southern California, a member of the Board of Councilors, University of Southern California Law School, and a member of the Board of Trustees of Loyola Marymount University. Mr. Ramer is a member of the Executive Compensation Committee. See "Certain Transactions and Business Relationships" below.

     Brian L. Roberts, age 35, has served as a director of the Company since October 1987. He has been the President of Comcast Corporation ("Comcast"), a publicly owned communications company, since February 1990. Prior thereto, Mr. Roberts had been Executive Vice President of Comcast since June 1987, and had been a Vice President of Comcast since September 1981. Previously, he served in various capacities with Comcast Cable Communications, Inc., a division of Comcast, for more than five years. He is a director of Comcast, Turner Broadcasting System, Inc., Storer Communications, Inc. and Comcast Cellular Corporation. Mr. Roberts is the son of Ralph J. Roberts, a director. Mr. Roberts is a member of the Executive Committee. Comcast is a member of a group that has jointly filed a Schedule 13D with respect to the beneficial ownership of securities of the Company. See "Certain Transactions and Business Relationships" below.

     Ralph J. Roberts, age 74, has served as a director of the Company since June 1991. Mr. Roberts has been a director and the Chairman of the Board of Directors of Comcast for more than five years. He has also been the President and a director of Sural, a privately-held investment company, for more than five years. Prior to February 7, 1990, Mr. Roberts was President of Comcast. Mr. Roberts is also a director of Storer Communications, Inc. and Comcast Cellular Corporation. Mr. Roberts is the father of Brian L. Roberts, a director. Mr. Roberts is a member of the Executive Compensation Committee. Comcast is a member of a group that has jointly filed a Schedule 13D with respect to the beneficial ownership of securities of the Corporation. See "Certain Transactions and Business Relationships" below.

     Joseph M. Segel, age 63, has served as a director of the Company since June 1986 and as Chairman Emeritus since January 1993. He served as Chairman, Chief Executive Officer and a director of the Company from June 1986 to January 1993. From June 1986 to November 1986 and from December 1987 to July 1989, Mr. Segel also served as President of the Company. Mr. Segel was the founder of the Franklin Mint Corporation, and served as its President from 1964 to 1971 and was its Chairman from 1971 to 1973. He retired in 1973 and continued as a consultant to the Franklin Mint Corporation from 1974 to 1985. From 1970 to 1990, Mr. Segel was, and since 1993, he has been, a principal shareholder of Le Mirador, a hotel and international conference center in Switzerland. Mr. Segel is a member of the Audit Committee.

     Linda J. Wachner, age 48, has served as a director of the Company since May 1994. Mrs. Wachner has been the Chairman, President and Chief Executive Officer of Warnaco Inc., a publicly owned apparel company, for more than five years. She is also Chairman and Chief Executive Officer of Authentic Fitness Corporation. Mrs. Wachner serves as a director of The Travelers Inc., Castle & Cooke Homes, Inc. and the New York City Partnership. She currently serves on the Policy Committee of The Business Roundtable, the Board of Trustees of The Aspen Institute and Carnegie Hall and the Board of Overseers of Memorial Sloan-Kettering Cancer Center. She is a member of the Council on Foreign Relations. In 1991, Mrs. Wachner was reappointed by President Bush to the Advisory Committee for Trade Policy Negotiations, on which she also served under President Reagan. She also served on Mayor Rudolph Giuliani's Transition Team and currently serves on the Mayor's Appointment Advisory Committee. Mrs. Wachner is a member of the Audit Committee.

     During the fiscal year ended January 31, 1994, the Board of Directors held nine meetings and took one action by unanimous written consent. All of the incumbent directors attended at least 75% of the aggregate of the total number of meetings of the Board and committees of the Board on which they served which were held during their terms of office.

     During the fiscal year ended January 31, 1994, the Executive Committee, which presently consists of Mr. Diller and Mr. B. Roberts, took one action by unanimous written consent and did not otherwise meet. Except with respect to certain extraordinary acts, the Executive Committee may exercise all of the power and authority of the Board in the management of the Company.

     During the fiscal year ended January 31, 1994, the Executive Compensation Committee, which presently consists of Mr. Ramer and Mr. R. Roberts, held no meetings. The Executive Compensation Committee considers recommendations of the Company's management regarding compensation and fringe benefits of the senior executives of the Company, determines whether the recommendations of management are consistent with general policies, practices and compensation scales established by the Board, considers management's proposals regarding incentive stock option grants and their consistency with policies established by the Board and, in general, administers the Company's stock option plans.

     During the fiscal year ended January 31, 1994, the Audit Committee, which presently consists of Mr. Llewellyn, Mr. Segel and Mrs. Wachner, held two meetings. The Audit Committee recommends the appointment of auditors, consults with management and the auditors on matters relating to internal financial controls and procedures and reviews the results of the examination of the independent public accountants.

     The Executive Committee selected candidates as nominees for election by the shareholders to the Board. Shareholders who wish to suggest qualified candidates should write to Neal S. Grabell, Secretary of the Company, at 1365 Enterprise Drive, West Chester, Pennsylvania, 19380, stating in detail the candidate's qualifications for consideration.

                               EXECUTIVE OFFICERS

     In addition to the executive officers of the Company listed above who are also directors or nominees for director, other executive officers of the Company, their ages and business experience during the past five years are as follows:

     Douglas S. Briggs, age 47, served as Senior Vice President -- Marketing Planning from September 1986 to December 1987 when he was promoted to Executive Vice President -- Programming. He served as Executive Vice
President -- Electronic Retailing from January 1993 to February 1994. In February 1994, he became President -- QVC Electronic Retailing.

     Candice M. Carpenter, age 42, has served as President of Q2, Inc. a wholly-owned subsidiary of the Company, since July 1993. Prior to joining the Company, Ms. Carpenter was President of Time-Warner Video and Time-Life Television from 1989 to July 1993. Ms. Carpenter was Vice President, Consumer Marketing at American Express Company, Travel Related Services, from 1983 to 1989.

     Thomas G. Downs, age 53, served as Senior Vice President -- Fulfillment from 1987 to December 1989. He was Executive Vice President -- Fulfillment from December 1989 to January 1991 and Executive Vice President -- Customer Service from February 1991 to February 1994. In February 1994, he became Executive Vice President -- Operations and Services.

     Neal S. Grabell, age 39, has served as the General Counsel, Senior Vice President and Secretary of the Company since 1987. Mr. Grabell is also Of Counsel to the law firm of Bolger, Picker, Hankin & Tannenbaum.

     James G. Held, age 44, served as Senior Vice President -- New Business Development of the Company from September 1993 to February 1994, when he was promoted to his current position of Executive Vice President -- QVC Merchandising. From 1983 to 1993, Mr. Held held a series of positions with Bloomingdale's, most recently as Senior Vice President/General Merchandise Manager -- Home Textiles.

     John F. Link, Jr., age 52, served as Senior Vice President of Information Systems and Data Communications from 1989 to August 1990, when he was promoted to Executive Vice President --

Information Systems and Telecommunications. In February 1994, he became Executive Vice President -- Information Technology and Chief Information Officer. From 1964 to 1989, Mr. Link held a series of positions with Sun Company, Inc., most recently as Director of Information Systems Services.

     Robert J. Perkins, age 47, has served as President of QDirect, since March 1994. Prior to joining the Company, Mr. Perkins served as Senior Vice President of Marketing at Pizza Hut from March 1991 to March 1994. From 1985 to 1991, Mr. Perkins held a series of positions within the Chiat/Day advertising organization, most recently as President and Chief Operating Officer of its New York office. Mr. Perkins also started a diet marketing subsidiary Perkins/Butler, for Chiat/Day.

     William J. Schereck, Jr., age 48, served as Executive Vice
President -- International of the Company from December 1993 to February 1994, when he was appointed to his current position of President -- International. From 1990 to December 1993, Mr. Schereck served as Vice President, Cable Affiliates for Fox Broadcasting Company and from 1985 to 1990 he held a series of positions with WMSN, a television station in Madison, Wisconsin, most recently as General Manager.

     The Board of Directors appoints officers each year and from time to time as necessary.

                             EXECUTIVE COMPENSATION

     The following table sets forth the annual and long-term compensation for the Company's Chief Executive Officer and the four highest paid executive officers, as well as the total compensation paid to each individual for the Company's fiscal years ended January 31, 1994 ("fiscal 1993"), 1993 ("fiscal 1992"), and 1992 ("fiscal 1991"):

                           SUMMARY COMPENSATION TABLE

                                                                                   LONG-TERM COMPENSATION
                                                                          -----------------------------------------
                                                                                   AWARDS
                                                                          ------------------------      PAYOUTS
                                             ANNUAL COMPENSATION                       SECURITIES   ---------------
                                    ------------------------------------- RESTRICTED   UNDERLYING      LONG-TERM
         NAME AND                                          OTHER ANNUAL      STOCK      OPTIONS     INCENTIVE PLAN    ALL OTHER
        PRINCIPAL          FISCAL    SALARY     BONUS    COMPENSATION(1)   AWARD($)     GRANTED         PAYOUTS     COMPENSATION
         POSITION           YEAR      ($)        ($)           ($)            ($)         (#)             ($)          ($)(2)
- -------------------------- ------   --------  ---------  ---------------- ----------- ------------  --------------- -------------
Barry Diller(3)             1993     500,000         --         --            --               --         --                --
  Chairman and Chief        1992      20,833  4,868,800(4)        --          --        6,000,000         --                --
  Executive Officer         1991          --         --         --            --               --         --                --
Douglas S. Briggs           1993     235,000    450,000         --            --               --         --            16,044
  President, Electronic     1992     215,000    235,000         --            --          275,000         --            12,408
  Retailing                 1991     190,417    205,000         --            --               --         --                --
Michael C. Boyd(5)          1993     290,000    290,000         --            --               --         --            16,069
  President and Chief       1992     270,000    290,000         --            --          250,000         --            13,921
  Operating Officer         1991     239,583    260,000         --            --               --         --                --
William F. Costello         1993     250,000    300,000         --            --               --         --            16,069
  Executive Vice President  1992     236,667    250,000         --            --          250,000         --            13,021
  and Chief Financial       1991     212,500    230,000         --            --               --         --                --
    Officer
Thomas G. Downs             1993     192,500    215,000         --            --               --         --            14,769
  Executive Vice            1992     188,125    192,500         --            --          150,000         --            12,189
    President,
  Operations and Services   1991     164,583    185,000         --            --               --         --                --

- ------------------------------

(1) Perquisites and personal benefits did not exceed in the aggregate the lesser of $50,000 or 10% of such officer's annual salary and bonus.

(2) Represents contributions made pursuant to the Company's Retirement Plan and matching contributions made pursuant to the Company's 401(k) Savings Plan. In the fiscal year ended January 31, 1994, amount includes for the five named executives (a) contributions to the Company's Retirement Plan of $0, $7,050, $7,075, $7,075 and $5,775, respectively; and (b) matching contributions to the Company's 401(k) Savings Plan of $8,994 for each executive except Barry Diller. Under revised proxy rules, this information is not required for fiscal 1991.

(3) On January 18, 1993, upon retirement of Joseph M. Segel, Barry Diller became Chairman and Chief Executive Officer at an annual salary of $500,000.

(4) Represents the dollar value as of December 9, 1992, of 160,000 shares granted as an Executive Stock Award to Barry Diller on that date as an incentive to become Chairman and Chief Executive Officer of the Company.

(5) In February 1994, Michael C. Boyd resigned as President and Chief Operating Officer of the Company.

Note: The symbol "--" means the Company paid no such compensation.

                  AGGREGATED OPTIONS EXERCISED IN FISCAL 1993
                           AND FYE 1993 OPTION VALUES

     The following table sets forth information regarding stock options exercised and unexercised by the named officers in fiscal year 1993.

                                                                                UNEXERCISED OPTIONS AT FYE 1993
                                                              -------------------------------------------------------------------
                                                                   NUMBER OF SECURITIES                VALUE OF UNEXERCISED
                                                                        UNDERLYING                         IN-THE-MONEY
                                   SHARES                           UNEXERCISED OPTIONS                     OPTIONS(1)
                                  ACQUIRED       VALUE        -------------------------------     -------------------------------
                                ON EXERCISE     REALIZED      EXERCISABLE      UNEXERCISABLE      EXERCISABLE      UNEXERCISABLE
             NAME                   (#)           ($)             (#)               (#)               ($)               ($)
- ------------------------------  ------------   ----------     ------------     --------------     ------------     --------------
Barry Diller
  Chairman and Chief Executive
    Officer                            --             --        3,000,000         3,000,000        33,795,000        28,065,000
Douglas S. Briggs
  President, Electronic
    Retailing                      10,688        523,712          143,750           143,750         2,252,500         2,252,500
Michael C. Boyd
  President and Chief
    Operating Officer                  --             --          124,583           175,417         2,739,579         2,602,921
William F. Costello
  Executive Vice President and
    Chief Financial Officer            --             --          157,500           143,750         2,791,250         2,365,000
Thomas G. Downs
  Executive Vice President,
    Operations and Services         3,000        115,875           78,750            78,750         1,164,000         1,164,000

- ------------------------------
(1) The value of the unexercised options is based on the difference between the closing price of the Company's Common Shares on January 31, 1994 ($44.00) and the exercise price of the options.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

     Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file with the Commission initial reports of ownership and reports of changes in ownership of Common Shares and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by the rules and regulations promulgated by the Commission under the Exchange Act to furnish the Company with copies of all
Section 16(a) forms that they file.

     To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the fiscal year ended January 31, 1994, all
Section 16(a) filing requirements applicable to its executive officers, directors and greater than ten percent beneficial owners were complied with, other than Mr. Llewellyn who failed to file a Form 5 in a timely manner with respect to a sale of 1,700 Common Shares.

                             EMPLOYMENT AGREEMENTS

BARRY DILLER

     Barry Diller has been Chairman of the Board and Chief Executive Officer of the Company since January 18, 1993, when Joseph M. Segel retired from such positions. At that time, the Company entered into an Equity Compensation Agreement (the "Compensation Agreement") with Mr. Diller and Arrow Investments, L.P., a Delaware limited partnership indirectly controlled by Mr. Diller ("Arrow"), in connection with Mr. Diller's serving the Company as Chairman of the Board and Chief Executive Officer. Under the Compensation Agreement, Mr. Diller was granted 160,000 (the "Bonus Shares") Common Shares. The Bonus Shares are not subject to forfeiture. The Compensation Agreement also provides Mr. Diller with certain "base options" (options to purchase 3,000,000 Common Shares at $30.43 per share, the market price on December 9, 1992, the date of grant) and certain "scaled options" (options to purchase an additional

3,000,000 Common Shares at $30.43 per share, increased at the rate of 13% per annum during the first two years of the Compensation Agreement, and thereafter at the rate of 15% per annum, in each case compounded annually). One-half of the base options and one-half of the scaled options became exercisable on December 9, 1993, and the remaining base options and scaled options become exercisable on December 9, 1994.

     The exercisability of the base options and the scaled options will be accelerated in the event of (1) the termination of Mr. Diller's employment with the Company as a result of death or disability, (2) the termination of Mr. Diller's employment with the Company other than for Cause (as defined in the Compensation Agreement), or (3) Mr. Diller's voluntary termination of employment with the Company for good reason (as defined in the Compensation Agreement). All options, whether or not currently exercisable, will expire and cease to be exercisable upon the earlier of (i) December 9, 1997, or (ii) the date of the termination of Mr. Diller's employment for cause, or upon his voluntary termination of employment with the Company other than for good reason. The number of shares subject to the options, as well as the exercise price of the options, will be equitably adjusted in the event of any stock split, stock dividend, reclassification or other change in the outstanding Common Shares, any consolidation, merger, sale of substantially all of the assets and business of the Company or other similar events. The Compensation Agreement also provides for specific adjustments to the scaled options exercise price in the event of any issuance of Common Shares at a price per share below fair market value, subject to certain exceptions. The Company also agreed to use all reasonable efforts to effect a registration of Common Shares owned by Mr. Diller upon his request.

     Mr. Diller receives an annual salary of $500,000.

JOSEPH M. SEGEL

     On January 18, 1993, the Company entered into a new employment agreement with Joseph M. Segel for his services as Chairman-Emeritus and as a consultant of the Company. The agreement has a term of 10 years and provides for a fee of $240,000 per year. The agreement provides that the Company may terminate Mr. Segel's services at any time for cause (as defined in the agreement). In addition, Mr. Segel may terminate the agreement on account of a material breach by the Company of its obligations thereunder. In that event, Mr. Segel would be entitled to continue to receive compensation under the agreement for the remainder of its term. In the event the agreement is terminated by reason of Mr. Segel's disability (as defined in the agreement), Mr. Segel would continue to receive 50% of his fees for the remainder of the term.

MICHAEL C. BOYD, WILLIAM F. COSTELLO, DOUGLAS S. BRIGGS AND THOMAS G. DOWNS

     On December 9, 1992, the Company entered into employment agreements with Michael C. Boyd, William F. Costello, Douglas S. Briggs and Thomas G. Downs, agreeing to employ them as President and Chief Operating Officer, Executive Vice President -- Finance and Chief Financial Officer, Executive Vice President, Programming, and Executive Vice President, Customer Services, respectively. Mr. Boyd's agreement was for a term of five years and provided for an annual base salary of $290,000. On February 17, 1994, Mr. Boyd resigned from his position as President and Chief Operating Officer of the Company and became consultant to the Company under the terms of the agreement. Mr. Briggs' title subsequently changed to Executive Vice President, Electronic Retailing, and on February 17, 1994, Mr. Briggs was appointed to the new position of President, QVC Electronic Retailing. Mr. Down's title was changed to Executive Vice President, Operations and Services. Mr. Costello's, Mr. Briggs' and Mr. Downs' agreements are for terms of three years each, commencing on January 1, 1993, and provide for annual base salaries of $250,000, $235,000 and $192,500, respectively, subject to annual upward review at the discretion of the Company. Mr Briggs, Mr. Costello and Mr. Downs have had their annual base salaries increased to $350,000, $300,000 and $215,000, respectively, and, under subsequent agreements, Mr. Briggs and Mr. Costello have had the terms of their employment agreements extended to December 31, 1998, and December 31, 1996, respectively. Mr. Briggs, Mr. Costello and Mr. Downs will continue to be eligible for and participate in such bonus and incentive compensation programs as are generally provided to other executive officers of the Company.

     Each agreement provides that the Company may terminate the officer's employment at any time for cause (as defined in the agreement), and the officer has the right to terminate his employment with the

Company at any time for good reason (as defined in the agreement). In the event of a termination of the agreement by the Company for cause, or by the officer without good reason, or by reason of the officer's death or disability, the Company is required to pay the officer the amounts of base salary, bonus or other compensation earned but not paid prior to the effective date of the termination. In the event the officer's employment is terminated by the officer for good reason, or by the Company other than for cause, death or disability, the Company must pay the officer, in addition to the amounts described in the preceding sentence, full acceleration of his base salary for the remainder of the term of the agreement, a pro rata portion of all bonus compensation to which he would have been entitled for the year of termination, assuming full satisfaction of performance objectives, and continuation during the term of the agreement of all benefits and perquisites provided under the agreement.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During the fiscal year ended January 31, 1994, the Executive Compensation Committee was composed of Dr. Malone and Mr. R. Roberts. On March 29, 1994, Mr.
B. Roberts became a member of the Executive Compensation Committee. Dr. Malone resigned as a director of the Company as a member of the Executive Committee and as a member of the Executive Compensation Committee on November 11, 1993. Dr. Malone is Chairman of the Board of Liberty Media Corporation ("Liberty Media"), and Mr. B. Roberts and Mr. R. Roberts are the President and the Chairman of the Board of Comcast, respectively. Each cable system operator which broadcasts the Company's program, including Comcast and Liberty Media and their respective affiliates, has entered into an Affiliation Agreement with the Company, providing that the cable system operator will receive a percentage of net sales within its service area in return for transmitting the Company's program as part of the cable system operator's basic cable service. The current commission rate is five percent. See "Certain Transactions and Business Relationships."

COMPENSATION OF DIRECTORS

     Members of the Board of Directors who are employed by the Company are not separately compensated for serving on the Board of Directors. The directors who are not employed by the Company are compensated at the rate of $10,000 per annum, $1,000 per meeting of the Board of Directors and $750 per meeting of Committees of the Board of Directors. Directors' expenses related to their attendance at meetings of the Board of Directors are paid by the Company. Mr. Costello, Mr. Diller and Mr. Segel are employees of the Company and do not receive any compensation as directors. Mr. Boyd was an employee of the Company and did not receive any compensation as a director. For a description of the directors' compensation, see "Employment Agreements" above.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

     The following tables set forth information, as of July 31, 1994, with respect to ownership of Common Shares, Series B Preferred Stock and Series C Preferred Stock of the Company (the only classes of outstanding voting securities of the Company) by each person who is known to the Company to be the beneficial owner of more than five percent of the Company's outstanding Common Shares, Series B Preferred Stock and Series C Preferred Stock. Statements regarding beneficial ownership are based upon information furnished by the transfer agent and contained in Schedule 13Ds filed with the Securities and Exchange Commission (the "Commission"). Unless otherwise indicated below, each shareholder has sole voting and dispositive power with respect to all shares beneficially owned.

COMMON SHARES

     NAME AND ADDRESS OF           AMOUNT AND NATURE OF      PERCENT
       BENEFICIAL OWNER            BENEFICIAL OWNERSHIP      OF CLASS
- ------------------------------    ----------------------     --------
Comcast Corporation and                 18,883,801(1)          40.7%(2)
Liberty Media Corporation
c/o Davis, Polk & Wardwell
450 Lexington Avenue
New York, NY 10017
Comcast Corporation and                 12,627,934(3)          27.6%(2)
Barry Diller
c/o Davis, Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
Advance Publications, Inc.               2,958,333(4)           6.9%(2)
and its affiliates
950 Fingerboard Road
Staten Island, New York 10305
BellSouth Corporation                    8,627,934(5)          17.6%(2)
1155 Peachtree Street, N.E.
Atlanta, Georgia 30367
Comcast Corporation                      8,627,934(6)          20.2%(2)
and its affiliates
1500 Market Street
Philadelphia, PA 19107
Cox Enterprises, Inc.                    2,833,333(7)           6.6%(2)
1400 Lake Hearn Drive
Atlanta, Georgia 30319
Barry Diller                             4,000,000(8)           9.2%(2)
1940 Coldwater Canyon
Beverly Hills, California
  90210
Liberty Media Corporation               10,255,867(9)          23.3%(2)
and its affiliates
8101 E. Prentice Avenue
Englewood, Colorado 80111
Time Warner Inc.                         4,062,218(10)         10.0%(2)
and its affiliates
Time & Life Building
New York, New York 10020

- ------------------------------
 (1) In Schedule 13D filings with the Commission, Comcast and Liberty Media have reported that they each have shared voting and dispositive power to all shares beneficially owned by the group. See "Certain Transactions and Business Relationships" below. Includes 8,627,934 shares beneficially owned by Comcast and 10,255,867 shares beneficially by Liberty Media. Comcast's shares include 72,050 shares of Series C Preferred, which are presently convertible into 720,5000 shares of Common Stock, and warrants to purchase 1,700,000 shares of Common Stock, which are presently exercisable. Liberty Media's shares include 372,866 shares of Series B and Series C Preferred Stock presently convertible into 3,728,660 shares of Common Stock.

 (2) Under the terms of Rule 13d-3 ("Rule 13d-3") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the shares of Series B Preferred Stock and Series C Preferred Stock that are presently convertible or convertible within 60 days after July 31, 1994 into Common Shares, options to purchase Common Shares and warrants to purchase Common Shares that are presently exercisable or exercisable within 60 days after July 31, 1994, which are owned by each individual are deemed to be outstanding for purposes of computing the percentage of Common Shares owned by that individual. Therefore, each percentage is computed based on the sum of (i) the 40,265,392 Common Shares actually outstanding as of July 31, 1994, (ii) the number of Common Shares into which shares of Series B Preferred Stock and Series C Preferred Stock are presently convertible or convertible within 60 days after July 31, 1994, and (iii) warrants to purchase Common Shares, as the case may be, owned by that individual or entity whose percentage of share ownership is being computed, but not taking account of the conversion of shares of Series B Preferred Stock and Series C Preferred Stock or the exercise of warrants or options by any other person or entity. Without taking into consideration ownership of shares of Series B Preferred Stock or Series C Preferred Stock and warrants to purchase Common Shares, Advance Publications, Inc., BellSouth Corporation, Comcast and its affiliates, Cox Enterprises, Inc., Liberty Media and its affiliates, and Time Warner, Inc. and its affiliates own .3%, 0%, 15.4%, 0%, 2.5% and 9.6%, respectively, of the Common Shares actually outstanding as of July 31, 1994.

 (3) In Schedule 13D filings with the Commission, Comcast and Barry Diller have reported that they have agreed to act as a group for the purpose of voting their securities of the Company and that they each have shared voting and dispositive power as to all shares beneficially owned by the group. See "Certain Transactions and Business Relationships" below. Includes 8,627,934 shares beneficially owned by Comcast and 4,000,000 shares beneficially owned by Mr. Diller. Comcast's shares include 72,050 shares of Series C Preferred Stock, which are presently convertible into 720,500 Common Shares, and warrants to purchase 1,700,000 Common Shares, which are presently exercisable. Mr. Diller's shares include options to purchase 3,000,000 Common Shares, which are presently exercisable, but does not include options to purchase 3,000,000 Common Shares, which are not presently exercisable or exercisable within 60 days after July 31, 1994.

 (4) Includes an option to purchase 2,833,333 Common Shares which is exercisable within 60 days after July 31, 1994.

 (5) Consists solely of an option to purchase 8,627,934 Common Shares which is exercisable within 60 days after July 31, 1994.

 (6) In Schedule 13D filings with the Commission, Comcast and Liberty Media have reported that they have agreed to act as a group for the purpose of voting their securities of the Company and that they each have shared voting and dispositive power as to all shares beneficially owned by the group. See footnote 1 above and "Certain Transactions and Business Relationships" below. In Schedule 13D filings with the Commission, Comcast has reported that it has shared voting and dispositive power with Barry Diller with regard to all shares beneficially owned by the group. See footnote 3 above and "Certain Transactions and Business Relationships" below. Includes 72,050 shares of Series C Preferred Stock presently convertible into 720,500 Common Shares and warrants to purchase 1,700,000 Common Shares.

 (7) Consists solely of an option to purchase 2,833,333 Common Shares which is exercisable within 60 days after July 31, 1994.

 (8) Includes options to purchase 3,000,000 Common Shares, which are presently exercisable, but does not include options to purchase 3,000,000 Common Shares, which are not presently exercisable or exercisable within 60 days after July 31, 1994.

 (9) In Schedule 13D filings with the Commission, Comcast and Liberty Media have reported that they have agreed to act as a group for the purpose of voting their securities of the Company and that they each have shared voting and dispositive power as to all shares beneficially owned by the group. See footnote 1 above and "Certain Transactions and Business Relationships" below. In a Schedule 13D filing with the Commission on May 19, 1994, Liberty Media reported that it no longer has shared voting and dispositive power with Comcast and Barry Diller with regard to all shares beneficially owned by the three of them. See "Certain Transactions and Business Relationships" below. Includes 372,866 shares of Series B and Series C Preferred Stock presently convertible into 3,728,660 Common Shares.

(10) Includes 21,250 shares of Series C Preferred Stock presently convertible into 212,500 Common Shares.

SERIES B PREFERRED STOCK

      NAME AND ADDRESS          AMOUNT AND NATURE OF       PERCENT
      BENEFICIAL OWNER          BENEFICIAL OWNERSHIP      OF CLASS
- ----------------------------    ---------------------     ---------
Comcast Corporation and                 17,922(1)            64.5%
Liberty Media Corporation
c/o Davis, Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
Liberty Media Corporation               17,922               64.5%
and its affiliates
8101 E. Prentice Avenue
Englewood, Colorado 80111
Viacom Cablevision Inc.                  9,398               33.9%
5924 Stoneridge Drive
Pleasonton, CA 94566

- ---------------
(1) In Schedule 13D filings with the Commission, Comcast and Liberty Media have reported that they have shared voting and dispositive power to all shares beneficially owned by the group. See "Certain Transactions and Business Relationships below."

    SERIES C PREFERRED STOCK

      NAME AND ADDRESS          AMOUNT AND NATURE OF       PERCENT
      BENEFICIAL OWNER          BENEFICIAL OWNERSHIP      OF CLASS
- ----------------------------    ---------------------     ---------
Comcast Corporation and                444,916               83.8%
Liberty Media Corporation
c/o Davis, Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
Comcast Corporation                     72,050(1)            13.6%
and Barry Diller
c/o Davis, Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
Comcast Corporation                     72,050(2)            13.6%
and its affiliates
1500 Market Street
Philadelphia, PA 19107
Liberty Media Corporation              372,866               70.3%
and its affiliates
8101 E. Prentice Avenue
Englewood, Colorado 80111
Viacom Cablevision, Inc.                49,300                9.3%
5924 Stoneridge Drive
Pleasonton, CA 94566

- ------------------------------
(1) In Schedule 13D filings with the Commission, Comcast and Liberty Media have reported that they have shared voting and dispositive power to all shares beneficially owned by the group. See "Certain Transactions and Business Relationships below."

(2) In Schedule 13D filings with the Commission, Comcast and Barry Diller have reported that they have agreed to act as a group for the purpose of voting their securities of the Company. See "Certain Transactions and Business Relationships" below. Includes 72,050 shares of Series C Preferred Stock beneficially owned by Comcast.

(3) In Schedule 13D filings with the Commission, Comcast has reported that it has shared voting and dispositive power with Barry Diller with regard to all shares beneficially owned by the group. See "Certain Transactions and Business Relationships" below.

SECURITY OWNERSHIP OF MANAGEMENT

     The following table sets forth information as of July 31, 1994, with respect to the ownership of the Company's Common Shares by each director, nominee for director and by all directors and officers as a group. Unless otherwise indicated, each person has sole voting power and sole investment power.

    NAME OF DIRECTOR OR           AMOUNT AND NATURE OF        PERCENT
    NOMINEE FOR DIRECTOR        BENEFICIAL OWNERSHIP(1)      OF CLASS
- ----------------------------    ------------------------     ---------
William F. Costello                       167,500(2)(3)            *
Barry Diller                            4,000,000(4)             9.2%(2)
J. Bruce Llewellyn                              0                  *
Bruce M. Ramer                                  0                  *
Brian L. Roberts                              750(5)               *
Ralph J. Roberts                            5,000(5)               *
Joseph M. Segel                           120,000(2)(6)            *
Linda J. Wachner                                0                  *
All directors and executive
  officers as a group
  (16 persons)(7)(8)                    4,714,754(2)            10.8%(2)

- ------------------------------
 *  Less than 1%.

(1) Statements with respect to beneficial ownership are based upon information furnished by each director and officer.

(2) Under the terms of Rule 13d-3, the stock options to purchase Common Shares which are presently exercisable or exercisable within 60 days after July 31, 1994 and owned by each individual are deemed to be outstanding for purposes of computing the percentage of Common Shares owned by that individual. Therefore, each percentage is computed based on a total number of Common Shares actually outstanding as of July 31, 1994 and the number of options to purchase Common Shares owned by that individual whose percentage of ownership is being considered but not taking account of the conversion of shares of Series B Preferred Stock and Series C Preferred Stock, the exercise of warrants or options or the conversion of convertible debt by any other person or entity.

(3) Consists of stock options to purchase 167,500 of Common Shares which are presently exercisable or exercisable within 60 days after July 31, 1994.

(4) Includes stock options to purchase 3,000,000 Common Shares which are presently exercisable or exercisable within 60 days after July 31, 1994. The shares are owned by Arrow Investments, L.P. and Arrow Investments, Inc. and Mr. Diller is deemed to have beneficial ownership of such shares by virtue of his control of such entities. In Schedule 13D filings with the Commission, Comcast and Mr. Diller have reported that they have agreed to act as a group for the purpose of voting their securities of the Company and that they each have shared voting and dispositive power as to all 12,627,934 Common Shares beneficially owned by the group. See "Certain Transactions and Business Relationships" below.

(5) Brian L. Roberts and Ralph J. Roberts disclaim beneficial ownership of shares, warrants to purchase shares and debt convertible into shares owned by Comcast and its affiliates.

(6) Mr. Segel disclaims beneficial ownership of 200 shares owned by Mrs. Segel. Includes 100,000 shares owned jointly by Mr. and Mrs. Segel and stock options to purchase 20,000 Common Shares which are presently exercisable or exercisable within 60 days after July 31, 1994.

(7) Includes all executive officers and directors as of July 31, 1994.

(8) Includes stock options to purchase 3,587,916 Common Shares which are presently exercisable or exercisable within 60 days after July 31, 1994.

     No directors or executive officers are beneficial owners of shares of Series B Preferred Stock or Series C Preferred Stock or warrants to purchase Common Shares.

                CERTAIN TRANSACTIONS AND BUSINESS RELATIONSHIPS

     The Commission requires disclosure of certain business transactions or relationships between the Company and other organizations with which any of the Company's directors or executive officers is affiliated as an owner, partner, director or executive officer. From time to time, the Company has engaged in transactions with or has used products or services of organizations with which directors or executive officers of the Company are affiliated when it has been appropriate and reasonable, and it is expected that the Company will continue to do so.

     On December 1, 1992, Comcast and Liberty Media, both significant shareholders of the Company, formed a group (the "Comcast-Liberty Group") and entered into an agreement (the "Participation Agreement") setting forth their collective plans and proposals with respect to the Company.

     On December 9, 1992, the Board of Directors of the Company unanimously approved the terms of a proposed summary term sheet (the "Summary Term Sheet"), pursuant to which (subject to certain conditions) (i) Barry Diller would obtain a significant equity position in the Company from Liberty Media and Joseph M. Segel and his wife and become Chairman of the Board and Chief Executive Officer of the Company, (ii) Comcast, Liberty Media and Mr. Diller would enter into a Stockholders Agreement (the "Stockholders Agreement") pursuant to which Comcast, Liberty Media and Mr. Diller would agree to act together with respect to purchases, dispositions and voting of the Company's securities, and (iii) Mr. Diller would be granted, subject to his entering into an employment agreement with the Company, 160,000 Common Shares, options to purchase 3,000,000 Common Shares at $30.43 per share and options to purchase an additional 3,000,000 Common Shares at the market price plus an amount equal to 10% of the market price plus an agreed upon rate approximating the rate of inflation per year.

     Pursuant to agreements entered into on December 9, 1992, on December 11, 1992, Mr. Diller purchased an aggregate of 420,000 Common Shares from Mr. Segel and his wife for an aggregate purchase price of $12.6 million in cash, and on January 15, 1993, Mr. Diller purchased an additional 420,000 Common Shares from Liberty Media for $12.6 million in cash.

     On January 18, 1993, Mr. Diller became Chairman of the Board and Chief Executive Officer of the Company, and Mr. Segel retired from such positions. The Company entered into the Compensation Agreement with Mr. Diller and Arrow in connection with Mr. Diller's serving the Company as Chairman of the Board and Chief Executive Officer. For a description of the terms of that agreement, see "Executive Compensation -- Employment Agreements -- Mr. Barry Diller" above.

     On July 16, 1993, Comcast, Liberty Media, Arrow Investments, L.P. and Arrow Investments, Inc. (collectively, "Arrow"), and certain affiliates of the foregoing persons (collectively, the "QVC 13D Group"), which collectively own approximately 34.7% of the voting power of the currently outstanding voting securities of the Company, entered into a Stockholders Agreement (the "Stockholders Agreement") which sets forth the terms and conditions that the QVC 13D Group has agreed to be subject to with respect to the Company and "QVC Securities" (which is referred to in the Stockholders Agreement as "Company Securities" and is used herein as such term is defined therein). Pursuant to the Stockholders Agreement, all QVC Securities held by the QVC 13D Group are subject to the provisions thereof, which governs the manner of all dispositions, acquisitions and voting of QVC Securities by the QVC 13D Group. Such agreement provides, among other things, that (i) the QVC 13D Group must hold certain specified amounts of the outstanding Voting Stock in order to maintain certain rights under the Stockholders Agreement (which provision does not apply to Arrow so long as Mr. Diller is Chairman of the Board and Chief Executive Officer of the Company), (ii) all Voting Stock held by the QVC 13D Group will be voted for the election of a slate of directors approved by the QVC 13D Group (with each member of the QVC 13D Group being entitled to designate an equal number of Stockholder Designees (as defined therein) included in such slate) and (iii) each member of the QVC 13D Group shall use its reasonable best efforts to reach agreement with the other members of the QVC 13D Group as to the voting of all Shares on all matters presented to the Company's stockholders and to vote or to use its reasonable best efforts to cause each Stockholder Designee to cast his vote on all matters presented to the Company's Board of Directors in accordance with such agreement, subject, with respect to director action, to directors' fiduciary duties to the Company's stockholders; otherwise, each member of the QVC 13D

Group shall vote in the manner agreed to by at least two of the three members of the QVC 13D Group; provided, however, that (x) if there are only two Eligible Stockholders (as defined therein) and they cannot reach a unanimous decision, each member of the QVC 13D Group may vote in the manner it chooses and (y) if there is only one Eligible Stockholder, each member of the QVC 13D Group shall be bound to vote all QVC Securities as instructed by such Eligible Stockholder.

     Subject to certain limited exceptions set forth in the Stockholders Agreement, in the event Mr. Diller disagrees in good faith with Comcast and Liberty Media as to any matter presented to a vote of the Board of Directors or stockholders of the Company, Mr. Diller has the right to declare a deadlock and initiate an auction process whereby Arrow, on the one hand, and Comcast and Liberty Media, on the other hand, may bid on the entire interest in the Company held by the other, with the winning bidder having six months to complete the resulting purchase transaction. Comcast and Liberty Media also have the right to purchase Arrow's entire interest in the Company upon Mr. Diller's death or disability at its Fair Market Value (as defined in the Stockholders Agreement).

     The Stockholders Agreement contains a number of restrictions on the ability of the QVC 13D Group to dispose of and acquire QVC Securities and certain rights of the QVC 13D Group to participate in any such disposition or acquisition by another member of the QVC 13D Group.

     The Stockholders Agreement will terminate upon the earlier of (i) the 100th anniversary of the date of the Stockholders Agreement and (ii) the dissolution or liquidation of the Company.

     The description herein of the Stockholders Agreement is qualified in its entirety by reference to such agreement, a copy of which is an Exhibit to the
Schedule 13D of Comcast, Liberty Media and Mr. Diller filed with the Commission in July 1993, and the amendments thereto, each of which is incorporated by reference herein.

     On May 19, 1994, Liberty Media filed a Schedule 13D (Amendment No. 25) with the Commission, in which it states that it no longer may be deemed to constitute a "group" with Comcast and Mr. Diller for purposes of Rule 13d-5 under the Securities Exchange Act of 1934 (the "Exchange Act") with respect to the respective beneficial ownership of Liberty Media, Comcast and Mr. Diller of the Common Shares of the Company. As a result of the expiration of the 90-day period following the termination of the Company's bid for Paramount Communications Inc., within which Liberty Media was entitled to elect to be reinstated as an Eligible Stockholder under the Stockholders Agreement and Liberty Media's decision not to be so reinstated, Liberty Media no longer may be deemed to constitute a "group" with Comcast and Mr. Diller for purposes of Rule 13d-5 under the Exchange Act with respect to the respective beneficial ownership of the Common Shares of Liberty Media, Comcast and Mr. Diller. Except for Mr. Diller's options pursuant to the Liberty-QVC Agreement and the Stockholders Agreement to purchase from Liberty Media the equivalent of 1,627,934 shares of Common Shares, Liberty Media no longer has any contract, agreement or understanding with Comcast or Mr. Diller with respect to the disposition or voting of the outstanding equity securities of the Company. As a result, except as noted in its Schedule 13D filing, Liberty Media has sole voting and dispositive power with respect to all 10,255,867 Common Shares beneficially owned by it and no longer has any rights or obligations under the Stockholders Agreement.

     Pursuant to the Stock Option Agreement, BellSouth has agreed that if it purchases Common Shares pursuant thereto, BellSouth will become a party to the Stockholders Agreement in accordance with the terms of the Understanding Among Stockholders. The Stock Option Agreement, among other things, provides (as contemplated by the Memorandum of Understanding) that after BellSouth becomes a party to the Stockholders Agreement, so long as Comcast, Arrow, Liberty Media or BellSouth remains an Eligible Stockholder (as defined in the Stockholders Agreement), the Company will not take any action to (i) block or prevent open market purchases by such Eligible Stockholder or Liberty Media (if it has become a party to the Stockholders Agreement under the terms of the Liberty-QVC Agreement) of Common Shares so long as such entity's total fully diluted voting power of the Company does not exceed thirty-five percent of the fully diluted outstanding voting power of the Company or (ii) discriminate against such Eligible Stockholder or Liberty Media (if it has become a party to the Stockholders Agreement pursuant to the Liberty-QVC Agreement) as a stockholder or deprive BellSouth, Comcast, Arrow or Liberty Media (if it has become a party to the Stockholders Agreement pursuant to the Liberty-QVC Agreement) of full rights as a stockholder of the Company.

     Under the Stock Option Agreement, the Company, BellSouth, Cox and Advance also agreed that, for a period of 18 months from February 15, 1994, if the Company proposes to invest in, acquire or form all or part of an originator, owner or other producer of programming or content (including, without limitation, a film studio, network, film library or television programming producer) in a transaction valued at greater than $250 million, and if the Stock Option Agreement has not terminated with respect to the applicable purchaser thereunder or such purchaser has acquired Common Shares pursuant to the Stock Option Agreement, the Company will give such purchaser along with Comcast, (and Liberty Media, if it has become a party to the Stockholders Agreement), to the extent the Company requires third party financing in connection with such transaction, a preferential opportunity, subject to applicable law, to participate meaningfully in any such transaction on an arm's-length basis and will negotiate in good faith concerning any such party's participation therein. None of BellSouth, Comcast and Liberty Media will be entitled to any such preferential opportunity, however, to the extent it is not legally permitted to participate in the relevant transaction. Contemporaneously with the execution of the Stock Option Agreement, Comcast and Liberty Media entered into an Acknowledgement and Agreement dated as of February 15, 1994, pursuant to which Comcast and Liberty Media acknowledged and agreed to the foregoing provisions of the Stock Option Agreement and further agreed that such provisions modified and replaced the $500 million stock option provisions of the Memorandum of Understanding.

     Comcast, Liberty Media, BellSouth, Advance, Arrow and Cox entered into a Letter Agreement dated as of February 15, 1994, pursuant to which the parties agreed that the Agreement Among Stockholders (whereby each of them agreed to vote all of their shares of voting securities of the Company, if any, in favor of any merger with Paramount and the issuance of securities in connection therewith) was terminated except that (i) each of Comcast, Liberty Media and Arrow will be required to vote all of its equity securities of the Company (to the extent such securities are entitled to vote with respect thereto) in favor of the issuance of the shares of Common Shares pursuant to the Stock Option Agreement and (ii) each of Comcast, Liberty Media, Arrow and BellSouth remains bound by the provision of the Agreement Among Stockholders acknowledging the Liberty-QVC Agreement.

     On August 4, 1994 Comcast, Mr. Diller and Arrow Investments, L.P. entered into a letter agreement (the "Stockholder Letter Agreement") which provides that, subject to certain conditions, the Stockholders Agreement will terminate without any further obligations thereunder. The Stockholder Letter Agreement, subject to certain conditions and exceptions, provides among other things, that Mr. Diller will vote, as director of the Company, in favor of the Merger Agreement and the transactions contemplated thereby, that the Shares owned by Mr. Diller and Arrow will be tendered pursuant to the Offer and will be voted in favor of the Merger and that the Shares held by Mr. Diller and Arrow will not be transferred other than pursuant to the Offer. The Stockholder Letter Agreement is described in Item 3 of the Schedule 14d-9 ("Item 3") to which this is attached.

     As described in Item 3, the Comcast-Liberty Agreement was also entered into on August 4, 1994. Pursuant to the Comcast-Liberty Agreement, among other things, the Parent Purchasers amended their offer from $44 per Common Share and $440 per Preferred Share to $46 per Common Share and $460 per Preferred Share. The Parent Purchasers also agreed to contribute to the Purchaser their respective holdings in QVC Stock and agreed to vote all of their respective Common Shares in favor of the Merger.

     Brian L. Roberts and Ralph J. Roberts, directors of the Company, are President and Chairman of the Board, respectively, of Comcast.

     The law firm of Gang, Tyre, Ramer & Brown, Inc., of which Mr. Ramer is a principal, has represented Mr. Diller in his individual capacity. Mr. Ramer and Mr. Diller are directors of the Company.

     Each cable system operator which broadcasts the Company's program, including Comcast, Liberty Media, Time Warner Inc. and their respective affiliates, has entered into an Affiliation Agreement with the Company, providing that the cable system operator will receive a percentage of net sales within its service area in return for transmitting the Company's program as part of the cable system operator's basic cable service. The current commission rate is five percent.

     The Company has agreed that any future transaction between the Company and any officer, director, key employee or a shareholder owning at least 10% of the outstanding capital stock of the Company, or an affiliate of any such person, will be approved by a majority of the disinterested directors of the Company and will be on terms no less favorable to the Company than could be obtained from an unaffiliated third party.

     On October 31, 1989, the Company obtained a loan from Comcast Financial Corporation, an affiliate of Comcast, in the principal amount of $30 million to be used to provide a portion of the financing of the merger of QVC Acquisition Corp. with and into CVN Companies, Inc., whereby CVN Companies, Inc. became a wholly-owned subsidiary of the Company. Comcast Financial Corporation received a convertible promissory note (the "Convertible Note") in an equal principal amount and QVC Common Shares purchase warrants. Interest for the first year of the Convertible Note was paid in advance by the issuance by the Company to Comcast Financial Corporation of 1,000,000 Common Share purchase warrants. Interest for the second year was paid by the issuance by the Company to Comcast Financial Corporation of warrants to purchase Common Shares and Common Shares. On October 31, 1992, Comcast Financial Corporation converted the Convertible
Note into 1,704,546 Common Shares.

     On January 31, 1990, the Company obtained a loan from TCI Development Corporation in the principal amount of $50 million under an agreement entered into at the time of the acquisition of CVN Companies, Inc. The proceeds of the loan were used to repay the first term loan installment due under the Credit Agreement entered into at the time of the acquisition of CVN Companies, Inc. In 1991, TCI Development Corporation assigned the promissory note evidencing such loan to Liberty Media. In satisfaction of such note, concurrently with the closing of the public offering of the Company's Common Shares in October 1991, the Company (i) paid to Liberty Media approximately one-half of the outstanding principal and interest of the note from the proceeds of such public offering,
(ii) issued to Liberty Media 2,269,552 Common Shares, and (iii) waived certain rights to repurchase 400,000 Common Shares at $1.00 per share from Liberty Media, which rights resulted from the carriage shortfall of an affiliate of Liberty Media under its Affiliation Agreement with the Company.

     On December 23, 1992, the Company extended an offer (the "Offer") to all of the holders (the "Warrantholders") of warrants (the "Warrants") to purchase Common Shares to convert any or all of the Company's 9,479,913 outstanding Warrants into Common Shares. Pursuant to the terms of the Offer, the Company offered, at the Warrantholder's election, (i) to issue to the Warrantholder, in exchange for the Warrantholder's Warrants, Common Shares with an aggregate value (each share being valued at $37.75 per share, representing the average of the closing prices on the NASDAQ National Market System for the Common Shares for the five trading days ending December 22, 1992 (the "Conversion Price")) equal to the difference between the Conversion Price and the price at which the Warrants were exercisable (the "Exercise Price"), multiplied by the number of shares of Common Stock into which the Warrants were exercisable, or (ii) if the Warrantholder elected to exercise its Warrants by making payment of the Exercise Price in cash and delivery of the Warrant certificate, to issue the number of Common Shares into which such Warrants were exercisable and repurchase from the Warrantholder, at the Conversion Price, all of the Common Shares that could be purchased using all of the proceeds of the payment by the Warrantholder of the Exercise Price. In connection with election (ii) described above, the Company also offered to accept payment of the Exercise Price in shares of Common Shares valued at the Conversion Price. As a result of acceptances of the Offer by Liberty Media, Time Warner, Inc. and other Warrantholders (but not including Comcast), the Company has issued an aggregate of 6,790,551 Common Shares (consisting of 6,385,979 shares issuable upon exercise of Warrants and 404,572 shares issuable upon exchange of Warrants), has repurchased 998,457 Common Shares (with $37,692,000 cash proceeds received as a result of the exercise of Warrants) and accepted 1,424,404 Common Shares as payment of the Exercise Price for certain Warrants, for a net issuance by the Company of 4,367,691 shares. Immediately following the consummation of the Offer, Warrants to purchase 2,418,908 Common Shares remained outstanding. Assuming that all such Warrants were exercised, the Company would have received approximately $38,604,000 in aggregate gross proceeds.

                                 EXHIBIT INDEX

 EXHIBIT NO.                                  DESCRIPTION                              PAGE NO.
- --------------     -----------------------------------------------------------------  -----------
Exhibit  1      -- Offer to Purchase, dated August 11, 1994.........................
Exhibit  2      -- Letter of Transmittal............................................
Exhibit  3      -- Proxy Statement dated May 31, 1994 relating to QVC, Inc.'s 1994
                   Annual Meeting of Stockholders...................................
Exhibit  4      -- Agreement and Plan of Merger, dated as of August 4, 1994, among
                   QVC, Inc., Comcast Corporation, Liberty Media Corporation and
                   Comcast QMerger, Inc. (now known as QVC Programming Holdings,
                   Inc.)............................................................
Exhibit  5      -- Letter Agreement, dated as of August 4, 1994, among Comcast
                   Corporation, Barry Diller and Arrow Investments, L.P.............
Exhibit  6      -- Letter Agreement, dated as of August 4, 1994, among Comcast
                   Corporation, Liberty Media Corporation and Tele-Communications,
                   Inc..............................................................
Exhibit  7      -- Letter to Stockholders of QVC, Inc. dated August 11, 1994.*......
Exhibit  8      -- Press Release issued by QVC, Inc., Comcast Corporation and
                   Liberty Media Corporation on August 5, 1994......................
Exhibit  9      -- Opinion of Allen & Company Incorporated dated August 4, 1994.*...
Exhibit 10      -- Report of Allen & Company Incorporated to the Board of Directors
                   of QVC, Inc. dated August 4, 1994.
Exhibit 11      -- Engagement Letter, dated August 4, 1994, between QVC, Inc. and
                   Allen & Company Incorporated (including the related Indemnity
                   Letter)..........................................................

- ---------------

* Included with Schedule 14D-9 mailed to Stockholders.